AS FILED WITH THE SEC ON____________________.        REGISTRATION NO.

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------

                                   FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
              OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                ON FORM N-8B-2
                            ----------------------

                           PRUCO LIFE OF NEW JERSEY
                         VARIABLE APPRECIABLE ACCOUNT
                             (Exact Name of Trust)

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                              (Name of Depositor)

                             213 WASHINGTON STREET
                         NEWARK, NEW JERSEY 07102-2992
                                (800) 286-7754
         (Address and telephone number of principal executive offices)
                            ----------------------

                               THOMAS C. CASTANO
                              ASSISTANT SECRETARY
                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                             213 WASHINGTON STREET
                         NEWARK, NEW JERSEY 07102-2992
                    (Name and address of agent for service)

                                   Copy to:
                               JEFFREY C. MARTIN
                                SHEA & GARDNER
                        1800 MASSACHUSETTS AVENUE, N.W.
                            WASHINGTON, D.C. 20036
                            ----------------------

Survivorship Variable Universal Life Insurance Contracts Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant elects to register an indefinite amount of securities. (Title and amount of securities being registered, and proposed maximum aggregate offering price).

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, action pursuant to said Section 8(a), may determine.

This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

Registrant elects to be governed by Rules 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940 with respect to the Contract described in this Registration Statement.

                             CROSS REFERENCE SHEET
                          (AS REQUIRED BY FORM N-B-2)


N-B-2 ITEM NUMBER          LOCATION
-----------------          --------

        1.                 Cover Page

        2.                 Cover Page

        3.                 Not Applicable

        4.                 Sale of the Contracts and Sales Commissions


        5.                 Pruco Life of New Jersey Variable Appreciable Account

        6.                 Pruco Life of New Jersey Variable Appreciable Account

        7.                 Not Applicable

        8.                 Not Applicable

        9.                 Litigation and Regulatory Proceedings

       10. Introduction and Summary; Voting Rights; Charges and Expenses; Short-Term Cancellation Right or "Free Look"; Types of Death Benefit; Changing the Type of Death Benefit; Premiums; Allocation of Premiums; Transfers; Dollar Cost Averaging; Auto-Rebalancing; How a Contract's Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary; Cash Surrender of a Contract; Withdrawals; Decreases in Basic Insurance Amount; When Proceeds are Paid; Contract Loans; Lapse and Reinstatement; Other General Contract Provisions; Riders; Substitution of Fund Shares

       11. Introduction and Summary; Pruco Life of New Jersey Variable Appreciable Account

       12. Cover Page; Introduction and Summary; The Funds; Sale of the Contract and Sales Commissions

       13. Introduction and Summary; The Funds; Charges and Expenses; Premiums; Allocation of Premiums; Sale of the Contract and Sales Commissions

       14. Introduction and Summary; Detailed Information for Prospective Contract Owners

       15. Introduction and Summary; Premiums; Allocation of Premiums; Transfers; Dollar Cost Averaging; Auto-Rebalancing

       16.                 Introduction and Summary; Detailed Information for
                           Contract Owners

       17.                 When Proceeds are Paid

N-B-2 ITEM NUMBER          LOCATION
-----------------          --------

       18.                 Pruco Life of New Jersey Variable Appreciable Account

       19.                 Reports to Contract Owners

       20.                 Not Applicable

       21.                 Contract Loans

       22.                 Not Applicable

       23.                 Not Applicable

       24.                 Other General Contract Provisions

       25.                 Pruco Life Insurance Company of New Jersey

       26.                 Introduction and Summary; The Funds; Charges and
                           Expenses

       27.                 Pruco Life Insurance Company of New Jersey; The Funds

       28. Pruco Life Insurance Company of New Jersey; Directors and Officers

       29.                 Pruco Life Insurance Company of New Jersey

       30.                 Not Applicable

       31.                 Not Applicable

       32.                 Not Applicable

       33.                 Not Applicable

       34.                 Not Applicable

       35.                 Pruco Life Insurance Company of New Jersey

       36.                 Not Applicable

       37.                 Not Applicable

       38.                 Sale of the Contract and Sales Commissions

       39.                 Sale of the Contract and Sales Commissions

       40.                 Not Applicable

       41.                 Sale of the Contract and Sales Commissions

       42.                 Not Applicable

       43.                 Not Applicable

N-B-2 ITEM NUMBER          LOCATION
-----------------          --------

       44. Introduction and Summary; The Funds; How a Contract's Cash Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary;

       45.                 Not Applicable

       46. Introduction and Summary; Pruco Life of New Jersey Variable Appreciable Account; The Funds

       47.                 Pruco Life of New Jersey Variable Appreciable
                           Account; The Funds

       48.                 Not Applicable

       49.                 Not Applicable

       50.                 Not Applicable

       51.                 Not Applicable

       52.                 Substitution of Fund Shares

       53.                 Tax Treatment of Contract Benefits

       54.                 Not Applicable

       55.                 Not Applicable

       56.                 Not Applicable

       57.                 Not Applicable

       58.                 Not Applicable

       59. Financial Statements: Financial Statements of the Survivorship Variable Universal Life subaccounts of the Pruco Life of New Jersey Variable Appreciable Account; Financial Statements of Pruco Life Insurance Company of New Jersey

                                    PART I

                      INFORMATION REQUIRED IN PROSPECTUS

                           Cornerstone Survivorship
                       Variable Universal Life Insurance



                                  PROSPECTUS



                                  May 1, 2000
             Pruco Life of New Jersey Variable Appreciable Account



                                 Survivorship

PROSPECTUS
MAY 1, 2000

PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

CORNERSTONE SURVIVORSHIP

This prospectus describes an individual flexible premium survivorship variable universal life insurance contract, PRUCO LIFE OF NEW JERSEY CORNERSTONE SURVIVORSHIP, offered by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"). Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America. The Contract provides life insurance coverage on two insureds with a death benefit payable on the second death.

INVESTMENT CHOICES
Cornerstone Survivorship offers a wide variety of investment choices, including 16 variable investment options that invest in mutual funds managed by these leading asset managers:

THE PRUDENTIAL INVESTMENT CORPORATION
A I M ADVISORS, INC.
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.
JANUS CAPITAL CORPORATION
MASSACHUSETTS FINANCIAL SERVICES COMPANY
FRANKLIN ADVISERS, INC.
ROWE PRICE-FLEMING INTERNATIONAL, INC.

This prospectus describes the Contract generally and the Pruco Life of New Jersey Variable Appreciable Account. The attached prospectuses for the Funds, and their related statements of additional information describe the investment objectives and the risks of investing in the portfolios. Pruco Life of New Jersey may add additional investment options in the future. Please read this prospectus and keep it for future reference.

The Securities and Exchange Commission ("SEC") maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                             213 Washington Street
                         Newark, New Jersey 07102-2992
                          Telephone: (800) 782-5356

                              PROSPECTUS CONTENTS

                                                                            PAGE
DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS.........................  1

INTRODUCTION AND SUMMARY.....................................................  3
 BRIEF DESCRIPTION OF THE CONTRACT...........................................  3
 CHARGES.....................................................................  3
 TYPES OF DEATH BENEFIT......................................................  6
 PREMIUM PAYMENTS............................................................  6
 REFUND......................................................................  7

GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY, PRUCO
 LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT, AND THE VARIABLE INVESTMENT
 OPTIONS AVAILABLE UNDER THE CONTRACT........................................  8
 PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY..................................  8
 THE PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT...................  8
 THE FUNDS...................................................................  9
 VOTING RIGHTS............................................................... 11
 THE FIXED-RATE OPTION....................................................... 12
 WHICH INVESTMENT OPTION SHOULD BE SELECTED?................................. 13

DETAILED INFORMATION FOR PROSPECTIVE CONTRACT OWNERS......................... 13
 CHARGES AND EXPENSES........................................................ 13
 GENERAL DESCRIPTION OF THE CONTRACT......................................... 16
 REQUIREMENTS FOR ISSUANCE OF A CONTRACT..................................... 16
 SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK"................................ 16
 TYPE OF DEATH BENEFIT....................................................... 16
 CHANGING THE TYPE OF DEATH BENEFIT.......................................... 17
 CONTRACT DATE............................................................... 18
 PREMIUMS.................................................................... 18
 ALLOCATION OF PREMIUMS...................................................... 19
 DEATH BENEFIT GUARANTEE..................................................... 20
 TRANSFERS................................................................... 21
 DOLLAR COST AVERAGING....................................................... 22
 AUTO-REBALANCING............................................................ 22
 HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY............................. 23
 HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY..................... 23
 HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY.................. 24
 SURRENDER OF A CONTRACT..................................................... 25
 WITHDRAWALS................................................................. 25
 DECREASES IN BASIC INSURANCE AMOUNT......................................... 26
 WHEN PROCEEDS ARE PAID...................................................... 27
 ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED
  PREMIUMS................................................................... 27
 CONTRACT LOANS.............................................................. 29
 SALE OF THE CONTRACT AND SALES COMMISSIONS.................................. 30
 TAX TREATMENT OF CONTRACT BENEFITS.......................................... 30
 LAPSE AND REINSTATEMENT..................................................... 32
 LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT PREMIUMS AND BENEFITS......... 33
 OTHER GENERAL CONTRACT PROVISIONS........................................... 33
 RIDERS...................................................................... 34
 SUBSTITUTION OF FUND SHARES................................................. 34
 REPORTS TO CONTRACT OWNERS.................................................. 34
 STATE REGULATION............................................................ 35
 EXPERTS..................................................................... 35
 LITIGATION AND REGULATORY PROCEEDINGS....................................... 35

 YEAR 2000 COMPLIANCE........................................................ 39
 ADDITIONAL INFORMATION...................................................... 40
 FINANCIAL STATEMENTS........................................................ 41

DIRECTORS AND OFFICERS....................................................... 42

FINANCIAL STATEMENTS OF THE VARIABLE UNIVERSAL LIFE SUBACCOUNTS OF THE PRUCO
LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT.............................. A1

FINANCIAL STATEMENTS OF PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY........... B1

             DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS

ACCUMULATED NET PAYMENTS -- The actual premium payments you make accumulated at an effective annual rate of 4%, less any withdrawals you make, accumulated at an effective annual rate of 4%.

ATTAINED AGE -- An insured's age on the Contract date plus the number of years since then.

BASIC INSURANCE AMOUNT -- The amount of life insurance as shown in the Contract. Also referred to as "face amount."

CASH VALUE -- An amount equal to the Contract Fund minus surrender charges.

CASH SURRENDER VALUE -- The amount payable to the Contract owner upon surrender of the Contract. It is equal to the Contract Fund minus any Contract debt and minus surrender charges. Also referred to in the Contract as Net Cash Value.

CONTRACT -- The Pruco Life of New Jersey Cornerstone Survivorship policy described in this prospectus.

CONTRACT ANNIVERSARY -- The same date as the Contract date in each later year.

CONTRACT DATE -- The date the Contract is effective, as specified in the Contract.

CONTRACT DEBT -- The principal amount of all outstanding loans plus any interest accrued thereon.

CONTRACT FUND -- The total amount credited to a specific Contract. On any date it is equal to the sum of the amounts in all the investment options, the amount invested under the fixed-rate option, any Contract debt, plus any interest earned on a loan.

CONTRACT MONTH -- A month that starts on the Monthly date.

CONTRACT OWNER[S] -- You. Unless a different owner is named in the application, the owners of the Contract are the insureds jointly or the survivor of them. If the Contract is owned jointly, the exercise of rights under the Contract must be made by both jointly.

CONTRACT YEAR -- A year that starts on the Contract date or on a Contract anniversary.

DEATH BENEFIT -- The amount we will pay upon the second death of two insureds before reduction by any Contract debt and amounts needed to pay charges through the date of death.

FIXED-RATE OPTION -- An investment option under which Pruco Life of New Jersey guarantees that interest will be added to the amount invested at a rate declared periodically in advance.

FUNDS -- Mutual funds with separate portfolios. One or more of the available Fund portfolios may be chosen as an underlying investment for the Contract.

ISSUE AGE -- An insured's age as of the Contract date.

LIFETIME DEATH BENEFIT GUARANTEE PERIOD -- The lifetime of the Contract, during which time the Lifetime Death Benefit Guarantee is available if sufficient premiums are paid and there is no outstanding loan. See DEATH BENEFIT GUARANTEE, page 20.

LIMITED DEATH BENEFIT GUARANTEE PERIOD -- the period until age 75 of the younger insured or 10 years after issue, whichever comes later, during which time the Limited Death Benefit Guarantee is available if sufficient premiums are paid and there is no outstanding loan. The period applicable to your Contract is shown on the Contract data pages. See DEATH BENEFIT GUARANTEE, page 3.

MONTHLY DATE -- The Contract date and the same date in each subsequent month.

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY -- Us, we, our, Pruco Life of New Jersey. The company offering the Contract.

SEPARATE ACCOUNT -- Amounts under the Contract that are allocated to the variable investment options held by us in a separate account called the Pruco Life of New Jersey Variable Appreciable Account. The Separate Account is set up apart from all of the general assets of Pruco Life Insurance Company of New Jersey.

US, WE, OUR, PRUCO LIFE OF NEW JERSEY -- Pruco Life Insurance Company of New Jersey.

VALUATION PERIOD -- The period of time from one determination of the value of the amount invested in a subaccount to the next. Such determinations are made when the net asset values of the portfolios of the Funds are calculated, which is generally at 4:15 p.m. Eastern time on each day during which the New York Stock Exchange is open.

VARIABLE INVESTMENT OPTION -- shares of a mutual fund you choose that we purchase and hold in the Separate Account.

YOU -- The owner[s] of the Contract.

                           INTRODUCTION AND SUMMARY


This Summary provides a brief overview of the more significant aspects of the Contract. We provide further detail in the subsequent sections of this prospectus and in the Contract.

BRIEF DESCRIPTION OF THE CONTRACT

The PRUCO LIFE OF NEW JERSEY CORNERSTONE SURVIVORSHIP Contract is a flexible premium variable universal life insurance policy. It is issued by Pruco Life Insurance Company of New Jersey. The Contract provides life insurance coverage, with a death benefit payable upon the second death of two insureds. If the Contract is not in default, the amount we will pay will be the death benefit determined as of the date of the second death reduced by any Contract debt. See CONTRACT LOANS, page 29. A significant element of the Contract is the Contract Fund. The Contract Fund represents the value of your Contract and changes every business day.

A broad objective of the Contract is to provide benefits that will increase in value if favorable investment results are achieved. You may invest premiums in one or more of the 16 available variable investment options or in the fixed-rate option. Your Contract Fund value changes every day depending upon the change in value of the particular investment options that you have selected.

Although the value of your Contract Fund will increase if there is favorable investment performance in the variable investment options you select, investment returns in the variable investment options are NOT guaranteed. There is a risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease. The risk will be different, depending upon which investment options you choose. See WHICH INVESTMENT OPTION SHOULD BE SELECTED?, page 13. If you select the fixed-rate option, Pruco Life of New Jersey credits your account with a declared rate or rates of interest. You assume the risk that the rate may change, although it will never be lower than an effective annual rate of 4%.

Variable life insurance contracts are unsuitable as short-term savings vehicles. Loans will negate any guarantee against lapse and may result in adverse tax consequences. See DEATH BENEFIT GUARANTEE, page 20, and TAX TREATMENT OF CONTRACT BENEFITS, page 30.

CHARGES

Pruco Life of New Jersey deducts certain charges from each premium payment and from the amounts held in the designated investment options. These charges, which are largely designed to cover insurance costs and risks as well as sales and administrative expenses, are fully described under CHARGES AND EXPENSES, on page 13. In brief, and subject to that fuller description, the following diagram outlines the maximum charges which Pruco Life of New Jersey may make:

                     ------------------------------------
                               PREMIUM PAYMENTS
                     ------------------------------------


    -----------------------------------------------------------------
     .    less a charge of up to 7.5% for any taxes attributable
          to premiums. In New York this is called a premium based administrative charge.
     . less a charge for sales expenses during the first five contract years at a rate of up to 12%; after the fifth contract year, we may charge up to 4%.
    -----------------------------------------------------------------

------------------------------------------------------------------------------
                            INVESTED PREMIUM AMOUNT

 To be invested in one or a combination of :

     .  16 investment portfolios of the Funds
     .  The fixed-rate option
------------------------------------------------------------------------------

------------------------------------------------------------------------------

                                 DAILY CHARGES

 . We deduct management fees and expenses from the Fund assets. See UNDERLYING PORTFOLIO EXPENSES chart, below.
 . We deduct a daily mortality and expense risk charge, equivalent to an effective annual rate of up to 0.9%, from assets in the variable investment options.

------------------------------------------------------------------------------

                                MONTHLY CHARGES

 .    During the first five years, we reduce the Contract Fund by a monthly administrative charge of $10.00 per Contract plus up to $0.10 per $1,000 of basic insurance amount; after the first five Contract years, we charge $10.00 per Contract plus up to $0.05 per $1,000 of the basic insurance amount.
 .    We deduct a cost of insurance ("COI") charge.
 .    If the Contract includes riders, we deduct rider charges from the
     Contract Fund.
 .    If the rating class of an insured results in an extra charge, we will deduct that charge from the Contract Fund.

------------------------------------------------------------------------------

-----------------------------------------------------------------------------
                       POSSIBLE ADDITIONAL CHARGES

 . We will assess contingent deferred sales and administrative charges (surrender charges) if the Contract is surrendered. We may charge up to $8 per $1,000 of basic insurance amount if you surrender your Contract. This charge is level for the first five years and declines monthly until it reaches zero at the end of the 10th Contract year.
 .   We assess an administrative processing charge of up to $25 for any withdrawals.
 .   We reserve the right to charge up to $25 for each basic insurance amount decrease, although no such charge is currently being made.
 . We assess an administrative processing charge of up to $25 for each transfer exceeding 12 in any Contract year.
-----------------------------------------------------------------------------


                      UNDERLYING PORTFOLIO EXPENSES
    (The expense figures for the Janus Aspen Series Growth Portfolio are after fee waivers or reductions.)

----------------------------------------------------------------------------------------------------
                                                  INVESTMENT             OTHER           TOTAL
PORTFOLIO                                         ADVISORY FEE          EXPENSES         EXPENSES
----------------------------------------------------------------------------------------------------
SERIES FUND
   Money Market                                       0.40%               0.01%            0.41%
   Diversified Bond                                   0.40%               0.02%            0.42%
   Conservative Balanced                              0.55%               0.02%            0.57%
   Flexible Managed                                   0.60%               0.01%            0.61%
   High Yield Bond                                    0.55%               0.03%            0.58%
   Stock Index                                        0.35%               0.02%            0.37%
   Equity Income                                      0.40%               0.02%            0.42%
   Equity                                             0.45%               0.02%            0.47%
   Prudential Jennison                                0.60%               0.03%            0.63%
   Global                                             0.75%               0.11%            0.86%
AIM VARIABLE INSURANCE FUNDS, INC.
    AIM V.I. Value Fund (1)                           0.61%               0.05%            0.66%
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
    VP Value Portfolio (2)                            1.00%               0.00%            1.00%
JANUS ASPEN SERIES
    Growth Portfolio (3)                              0.65%               0.03%            0.68%
MFS(R)  VARIABLE INSURANCE TRUST(SM)
    Emerging Growth Series                            0.75%               0.10%            0.85%
TEMPLETON VARIABLE PRODUCTS SERIES FUND
   Franklin Small Cap Investments Fund -
   Class 2  (4)                                       0.75%               1.25%            1.25%
T. ROWE PRICE INTERNATIONAL SERIES, INC.
      International Stock Portfolio (5)               1.05%               0.00%            1.05%
----------------------------------------------------------------------------------------------------

(1) AIM may from time to time voluntarily waive or reduce its respective fees. Effective May 1, 1999, the Fund will reimburse AIM in an amount up to 0.25% of the average net asset value of the Fund for expenses incurred in providing, or assuring that participating insurance companies provide, certain administrative services. Currently, the fee only applies to the average net asset value of each Fund in excess of the net asset value of each Fund as calculated on April 30, 1999.

(2)  Fees are all-inclusive.

(3) The fees and expenses in the table above are based on gross expenses of the Portfolio before expense offset arrangements for the fiscal year ended December 31, 1998. The information for the Portfolio is net of fee waivers or reductions from Janus Capital. Fee reductions for the Portfolio reduce the management fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the management fee and then against other expenses. Without such waivers or reductions, the management fee, other expenses and total operating expenses for the Portfolio would have been 0.72%, 0.03% and 0.75%, respectively. Janus Capital may modify or terminate the waivers or reductions at any time upon at least 90 days' notice to the Trustees.

(4) Figures reflect expenses from the Fund's inception on May 1, 1998 and are annualized. The Manager agreed in advance to limit management fees and make certain payments to reduce the Fund's expenses as necessary so that Total Actual Expenses did not exceed 1.25% of the Fund's Class 2 net assets in 1998. The Manager is contractually obligated to continue this arrangement through 1999.

(5) The investment management fee includes the ordinary expenses of operating the Fund.

THE EXPENSES RELATING TO THE FUNDS (OTHER THAN THOSE OF THE PRUDENTIAL SERIES FUND, INC. (THE "SERIES FUND")) HAVE BEEN PROVIDED TO PRUCO LIFE OF NEW JERSEY BY THE FUNDS. PRUCO LIFE OF NEW JERSEY HAS NOT INDEPENDENTLY VERIFIED THEM.

TYPES OF DEATH BENEFIT

There are two types of death benefit available: Type A (fixed) death benefit and Type B (variable) death benefit. You may choose a Type A death benefit under which the cash surrender value varies daily with investment experience, and the death benefit you initially chose does not change. However, the Contract Fund may grow to a point where the death benefit may increase and vary with investment experience. You may choose a Type B death benefit under which the cash surrender value and the death benefit both vary with investment experience. For either type of death benefit, as long as the Contract is inforce, the death benefit will never be less than the basic insurance amount shown in your Contract. See TYPE OF DEATH BENEFIT, page 16.

PREMIUM PAYMENTS

The Contract is a flexible premium contract - there are no scheduled premiums. Except for the minimum initial premium, and subject to a minimum of $25 per subsequent payment, you choose the timing and amount of premium payments. The Contract will remain inforce if the Contract Fund is sufficient to cover the charges, including surrender charges. Paying insufficient premiums, poor investment results, or the taking of loans or withdrawals from the Contract will increase the possibility that the Contract will lapse. However, if the accumulated premiums you pay, less withdrawals, are high enough, and you have no Contract debt, Pruco Life of New Jersey guarantees that your Contract will not lapse even if investment experience is very unfavorable and the Contract Fund drops below zero. There are two guarantees available, one that lasts for the lifetime of the Contract and one that lasts for a stated, reasonably lengthy period. The guarantee for the life of the Contract requires higher premium payments. See PREMIUMS, page 18, DEATH BENEFIT GUARANTEE, page 20 and LAPSE AND REINSTATEMENT, page 32. You should discuss your billing options with your Pruco Life of New Jersey representative when you apply for the Contract. See PREMIUMS, page 18.

REFUND

For a limited time, you may return your Contract for a refund in accordance with the terms of its "free look" provision. See SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK," page 16.

For the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, see page 1.

THE REPLACEMENT OF LIFE INSURANCE IS GENERALLY NOT IN YOUR BEST INTEREST. IN MOST CASES, IF YOU REQUIRE ADDITIONAL COVERAGE, THE BENEFITS OF YOUR EXISTING CONTRACT CAN BE PROTECTED BY PURCHASING ADDITIONAL INSURANCE OR A SUPPLEMENTAL CONTRACT. IF YOU ARE CONSIDERING REPLACING A CONTRACT, YOU SHOULD COMPARE THE BENEFITS AND COSTS OF SUPPLEMENTING YOUR EXISTING CONTRACT WITH THE BENEFITS AND COSTS OF PURCHASING THE CONTRACT DESCRIBED IN THIS PROSPECTUS AND YOU SHOULD CONSULT WITH A QUALIFIED TAX ADVISER.

THIS PROSPECTUS MAY ONLY BE OFFERED IN JURISDICTIONS IN WHICH THE OFFERING IS LAWFUL. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND IN THE PROSPECTUSES AND STATEMENTS OF ADDITIONAL INFORMATION FOR THE FUNDS.

                     GENERAL INFORMATION ABOUT PRUCO LIFE
                  INSURANCE COMPANY OF NEW JERSEY, PRUCO LIFE
                 OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT,
                      AND THE VARIABLE INVESTMENT OPTIONS
                         AVAILABLE UNDER THE CONTRACT


PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey", "us", "we", or "our") is a stock insurance company, organized in 1982 under the laws of the State of New Jersey. It is licensed to sell life insurance and annuities only in the States of New Jersey and New York. These Contracts are not offered in any state where the necessary approvals have not been obtained.

Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a mutual insurance company founded in 1875 under the laws of the state of New Jersey. Prudential is currently considering reorganizing itself into a publicly traded stock company through a process known as "demutualization." On February 10, 1998, Prudential's Board of Directors authorized management to take the preliminary steps necessary to allow Prudential to demutualize. On July 1, 1998, legislation was enacted in New Jersey that would permit this conversion to occur and that specified the process for conversion. Demutualization is a complex process involving development of a plan of reorganization, adoption of a plan by Prudential's Board of Directors, a public hearing, voting by qualified policyholders and regulatory approval, all of which could take two or more years to complete. Prudential's management and Board of Directors have not yet determined to demutualize and it is possible that, after careful review, Prudential could decide not to go public.

The plan of reorganization, which hasn't been developed and approved, would provide the criteria for determining eligibility and the methodology for allocating shares or other consideration to those who would be eligible. Under New Jersey's demutualization law, a policy would have to be in effect on the date Prudential's Board of Directors adopted a plan of reorganization in order to be considered for eligibility. Generally, the amount of shares or other consideration eligible customers would receive would be based on a number of factors, including the types, amounts and issue years of their policies. As a general rule, owners of Prudential-issued insurance policies and annuity contracts would be eligible, while mutual fund customers and customers of Prudential's subsidiaries would not be. It has not yet been determined whether any exceptions to that general rule will be made with respect to policyholders and contract owners of Prudential's subsidiaries. This does not constitute a proposal, offer, solicitation or recommendation regarding any plan of reorganization that may be proposed or a recommendation regarding the ownership of any stock that could be issued in connection with any such demutualization.

THE PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

We have established a separate account, the Pruco Life of New Jersey Variable Appreciable Account (the "Account"), to hold the assets that are associated with the Contracts. The Account was established on January 13, 1984 under New Jersey law and is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The Account meets the definition of a "separate account" under the federal securities laws. The Account holds assets that are segregated from all of Pruco Life of New Jersey's other assets.

Pruco Life of New Jersey is also the legal owner of the assets in the Account. Pruco Life of New Jersey will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Account. These assets may not be charged with liabilities

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which arise from any other business Pruco Life of New Jersey conducts. In addition to these assets, the Account's assets may include funds contributed by Prudential to commence operation of the Account and may include accumulations of the charges Pruco Life of New Jersey makes against the Account. From time to time these additional assets will be transferred to Pruco Life of New Jersey's general account. Pruco Life of New Jersey will consider any possible adverse impact the transfer might have on the Account before making any such transfer.

The obligations to Contract owners and beneficiaries arising under the Contract are general corporate obligations of Pruco Life of New Jersey.

Currently, you may invest in one or a combination of 16 available variable investment options. When you chose a variable investment option, we purchase shares of a mutual fund which are held as an investment for that option. We hold these shares in the Separate Account. The division of the Separate Account of Pruco Life of New Jersey that invests in a particular mutual fund is referred to in your Contract as the subaccount. Pruco Life of New Jersey may add additional variable investment options in the future. The Account's financial statements begin on page A1.

THE FUNDS

Listed below are the mutual funds (the "Funds") in which the variable investment options invest, the investment objectives, and investment advisers.

EACH OF THE FUNDS HAS A SEPARATE PROSPECTUS THAT IS PROVIDED WITH THIS PROSPECTUS. YOU SHOULD READ THE FUND PROSPECTUS BEFORE YOU DECIDE TO ALLOCATE ASSETS TO THE VARIABLE INVESTMENT OPTION USING THAT FUND. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES OF THE FUNDS WILL BE MET.

THE PRUDENTIAL SERIES FUND, INC. (THE "SERIES FUND"):

 .    MONEY MARKET PORTFOLIO: The investment objective is maximum current income consistent with the stability of capital and the maintenance of liquidity. The Portfolio invests in high quality short-term debt obligations that mature in 13 months or less.

 .    DIVERSIFIED BOND PORTFOLIO: The investment objective is a high level of income over a longer term while providing reasonable safety of capital. The Portfolio invests primarily in higher grade debt obligations and high quality money market investments.

 .    CONSERVATIVE BALANCED PORTFOLIO: The investment objective is a total investment return consistent with a conservatively managed diversified portfolio. The Portfolio invests in a mix of equity securities, debt obligations and money market instruments.

 .    FLEXIBLE MANAGED PORTFOLIO: The investment objective is a total investment return consistent with an aggressively managed diversified portfolio. The Portfolio invests in a mix of equity securities, debt obligations and money market instruments.

 .    HIGH YIELD BOND PORTFOLIO: The investment objective is a high total return.
     The Portfolio invests primarily in high yield/high risk debt securities.

 .    STOCK INDEX PORTFOLIO: The investment objective is investment results that generally correspond to the performance of publicly-traded common stocks. The Portfolio attempts to duplicate the price and yield performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index").

 .    EQUITY INCOME PORTFOLIO: The investment objective is both current income and capital appreciation. The Portfolio invests primarily in common stocks and convertible securities that provide good prospects for returns above those of the S&P 500 Index or the NYSE Composite Index.

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 .    EQUITY PORTFOLIO: The investment objective is capital appreciation. The
     Portfolio invests primarily in common stocks of major established corporations as well as smaller companies that offer attractive prospects of appreciation.

 .    PRUDENTIAL JENNISON PORTFOLIO: The investment objective is to achieve long-
     term growth of capital. The Portfolio invests primarily in equity securities of major established corporations that offer above-average growth prospects.

 .    GLOBAL PORTFOLIO: The investment objective is long-term growth of capital.
     The Portfolio invests primarily in common stocks (and their equivalents) of foreign and U.S. companies.

Prudential is the investment adviser for the assets of each of the portfolios of the Series Fund. Prudential's principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. Prudential has a Service Agreement with its wholly-owned subsidiary, The Prudential Investment Corporation ("PIC"). The Service Agreement provides that, subject to Prudential's supervision, PIC will furnish investment advisory services in connection with the management of the Series Fund. In addition, Prudential has entered into a Subadvisory Agreement with its wholly-owned subsidiary, Jennison Associates LLC ("Jennison"), under which Jennison furnishes investment advisory services in connection with the management of the Prudential Jennison Portfolio.

AIM VARIABLE INSURANCE FUNDS, INC.:

 .    AIM V.I. VALUE FUND. Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by the fund's investment adviser to be undervalued relative to the investment adviser's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.

A I M Advisors, Inc. ("AIM") is the investment adviser for this fund. The principal business address for AIM is 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

American Century Variable Portfolios, Inc.:

 .    AMERICAN CENTURY VP VALUE FUND. Seeks long-term capital growth with income as a secondary objective. The fund seeks to achieve its objective by investing primarily in equity securities of well-established companies with intermediate-to-large market capitalizations that are believed by management to be undervalued at the time of purchase.

American Century Investment Management, Inc. ("ACIM") is the investment adviser for this fund. ACIM's principal business address is American Century Tower, 4500 Main Street, Kansas City, Missouri 64111. The Principal Underwriter of the fund is American Century Services, Inc., located at 4500 Main Street, Kansas City, Missouri 64111.

Janus Aspen Series:

 .    GROWTH PORTFOLIO. Seeks long-term growth of capital in a manner consistent with the preservation of capital.

Janus Capital Corporation is the investment adviser and is responsible for the day-to-day management of the portfolio and other business affairs of the portfolio. Janus Capital Corporation's principal business address is 100 Fillmore Street, Denver, Colorado 80206-4928.

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MFS(R)  VARIABLE INSURANCE TRUST:

 .    EMERGING GROWTH SERIES. Seeks to provide long-term growth of capital.
     Dividend and interest income from portfolio securities, if any, is incidental to the Series' investment objective of long-term growth of capital.

Massachusetts Financial Services Company, a Delaware corporation, is the investment adviser to this MFS Series. The principal business address for the Massachusetts Financial Services Company is 500 Boylston Street, Boston, Massachusetts 02116.

TEMPLETON VARIABLE PRODUCTS SERIES FUND:

 .    FRANKLIN SMALL CAP INVESTMENTS FUND--CLASS 2. Seeks long-term capital growth through investments primarily in equity securities of U.S. small capitalization growth companies.

Franklin Advisers, Inc. (Advisers) is the fund's investment manager. The principal business address for Franklin Advisers, Inc. is 777 Mariners Island Boulevard, San Mateo, California 94403-7777.

T. ROWE PRICE INTERNATIONAL SERIES, INC.:

 .    INTERNATIONAL STOCK PORTFOLIO. Long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.

Rowe Price-Fleming International, Inc. is the investment manager for this fund. The principal business address for Rowe Price-Fleming International, Inc. is 100 East Pratt Street, Baltimore, Maryland 21202.

The investment advisers for the Funds charge a daily investment management fee as compensation for their services. These fees are described in the table in the INTRODUCTION AND SUMMARY section, see page 5, and are more fully described in the prospectus for each Fund.

In the future it may become disadvantageous for both variable life insurance and variable annuity contract separate accounts to invest in the same underlying mutual funds. Although neither of the companies that invest in the Funds nor the Funds currently foresee any such disadvantage, the Board of Directors for each Fund intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity contract owners and to determine what action, if any, should be taken. Material conflicts could result from such things as: (1) changes in state insurance law; (2) changes in federal income tax law; (3) changes in the investment management of any portfolio of the Funds; or (4) differences between voting instructions given by variable life insurance and variable annuity contract owners.

Pruco Life of New Jersey may be compensated by an affiliate of each of the Funds (other than the Prudential Series Fund) based upon an annual percentage of the average assets held in the Funds by Pruco Life of New Jersey under the Contracts. These percentages vary by Fund, and reflect administrative and other services provided by Pruco Life of New Jersey.

VOTING RIGHTS

As described earlier, all of the assets held in the subaccounts will be invested in shares of the corresponding portfolios of the Funds. Pruco Life of New Jersey is the legal owner of those shares and as such has the right to vote on any matter voted on at shareholders meetings of the Funds. However, Pruco Life of New Jersey will, as required by law, vote the shares of the Funds in accordance with voting instructions received from Contract owners at any regular and special shareholders meetings. A Fund may not hold annual shareholders meetings when not required to do so under the laws of the state of its

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incorporation or the Investment Company Act of 1940.  Fund shares for which no timely instructions from Contract owners are received, and any shares attributable to general account investments of Pruco Life of New Jersey will be voted in the same proportion as shares in the respective portfolios for which instructions are received. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Pruco Life of New Jersey to vote shares of the Funds in its own right, it may elect to do so.

Matters on which Contract owners may give voting instructions include the following: (1) election of the Board of Directors of the Series Fund; (2) ratification of the independent accountant of the Series Fund; (3) approval of the investment advisory agreement for a portfolio of the Series Fund corresponding to the Contract owner's selected subaccount[s]; (4) any change in the fundamental investment policy of a portfolio corresponding to the Contract owner's selected subaccount[s]; and (5) any other matter requiring a vote of the shareholders of the Series Fund. With respect to approval of the investment advisory agreement or any change in a portfolio's fundamental investment policy, Contract owners participating in such portfolios will vote separately on the matter, pursuant to the requirements of Rule 18f-2 under the Investment Company Act of 1940.

The number of Fund shares for which a Contract owner may give instructions is determined by dividing the portion of the value of the Contract derived from participation in a subaccount, by the value of one share in the corresponding portfolio of the applicable Fund. The number of votes for which each Contract owner may give Pruco Life of New Jersey instructions will be determined as of the record date chosen by the Board of Directors of the applicable Fund. Pruco Life of New Jersey will furnish Contract owners with proper forms and proxies to enable them to give these instructions. Pruco Life of New Jersey reserves the right to modify the manner in which the weight to be given voting instructions is calculated where such a change is necessary to comply with current federal regulations or interpretations of those regulations.

Pruco Life of New Jersey may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of a Fund's portfolios, or to approve or disapprove an investment advisory contract for a Fund. In addition, Pruco Life of New Jersey itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Fund's portfolios, provided that Pruco Life of New Jersey reasonably disapproves such changes in accordance with applicable federal regulations. If Pruco Life of New Jersey does disregard voting instructions, it will advise Contract owners of that action and its reasons for such action in the next annual or semi-annual report to Contract owners.

THE FIXED-RATE OPTION

BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE FIXED-RATE OPTION UNDER THE CONTRACT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND THE GENERAL ACCOUNT HAS NOT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, INTERESTS IN THE FIXED-RATE OPTION ARE NOT SUBJECT TO THE PROVISIONS OF THESE ACTS, AND PRUCO LIFE OF NEW JERSEY HAS BEEN ADVISED THAT THE STAFF OF THE SEC HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED-RATE OPTION. ANY INACCURATE OR MISLEADING DISCLOSURE REGARDING THE FIXED-RATE OPTION MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF FEDERAL SECURITIES LAWS.

You may choose to invest, either initially or by transfer, all or part of your Contract Fund to a fixed-rate option. This amount becomes part of Pruco Life of New Jersey's general account. The general account consists of all assets owned by Pruco Life of New Jersey other than those in the Account and in other separate accounts that have been or may be established by Pruco Life of New Jersey. Subject to applicable law, Pruco Life of New Jersey has sole discretion over the investment of the general account assets, and Contract owners do not share in the investment experience of those assets. Instead, Pruco

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Life of New Jersey guarantees that the part of the Contract Fund allocated to the fixed-rate option will accrue interest daily at an effective annual rate that Pruco Life of New Jersey declares periodically, but not less than an effective annual rate of 4%. Pruco Life of New Jersey is not obligated to credit interest at a rate higher than an effective annual rate of 4%, although we may do so.

Transfers from the fixed-rate option may be subject to strict limits. (See TRANSFERS, page 21). The payment of any cash surrender value attributable to the fixed-rate option may be delayed up to six months (see WHEN PROCEEDS ARE PAID, page 27).

WHICH INVESTMENT OPTION SHOULD BE SELECTED?

Historically, for investments held over relatively long periods, the investment performance of common stocks has generally been superior to that of short or long-term debt securities, even though common stocks have been subject to much more dramatic changes in value over short periods of time. Accordingly, the Stock Index, Equity Income, Equity, Prudential Jennison, Global, AIM, American Century, Janus, MFS, T. Rowe Price, or Templeton Portfolios may be desirable options if you are willing to accept such volatility in your Contract values. Each of these equity portfolios involves different investment risks, policies, and programs.

You may prefer the somewhat greater protection against loss of principal (and reduced chance of high total return) provided by the Diversified Bond Portfolio. You may want even greater safety of principal and may prefer the Money Market Portfolio or the fixed-rate option, recognizing that the level of short-term rates may change rather rapidly. If you are willing to take risks and possibly achieve a higher total return, you may prefer the High Yield Bond Portfolio, recognizing that the risks are greater for lower quality bonds with normally higher yields. You may wish to divide your invested premium among two or more of the portfolios. You may wish to obtain diversification by relying on Prudential's judgment for an appropriate asset mix by choosing the Conservative Balanced or Flexible Managed Portfolios.

Your choice should take into account your willingness to accept investment risks, how your other assets are invested, and what investment results you may experience in the future. You should consult your Pruco Life of New Jersey representative from time to time about the choices available to you under the Contract. Pruco Life of New Jersey recommends AGAINST frequent transfers among the several investment options. Experience generally indicates that "market timing" investing, particularly by non-professional investors, is likely to prove unsuccessful.

              DETAILED INFORMATION FOR PROSPECTIVE CONTRACT OWNERS

CHARGES AND EXPENSES

The total amount invested at any time in the Contract Fund consists of the sum of the amount credited to the variable investment options, the amount allocated to the fixed-rate option, and the principal amount of any Contract loan plus the amount of interest credited to the Contract upon that loan. See CONTRACT LOANS, page 29. Most charges, although not all, are made by reducing the Contract Fund.

This section provides a more detailed description of each charge that is described briefly in the chart on page 3.

In several instances we will use the terms "maximum charge" and "current charge." The "maximum charge," in each instance, is the highest charge that Pruco Life of New Jersey is entitled to make under the Contract. The "current charge" is the lower amount that Pruco Life of New Jersey is now charging.

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However, if circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

DEDUCTIONS FROM PREMIUM PAYMENTS

(a) We charge up to 7.5% from each premium for taxes attributable to premiums (in New York this is called a premium based administrative charge). For these purposes, "taxes attributable to premiums" shall include any federal, state or local income, premium, excise, business or any other type of tax (or component thereof) measured by or based upon the amount of premium received by Pruco Life of New Jersey. That charge is currently made up of two parts, which currently equal a total of 3.75% of the premiums received. The first part is a charge for state and local premium-based taxes. The current charge for this first part is 2.5% of the premium. This amount may be more than Pruco Life of New Jersey actually pays. The second part is for federal income taxes measured by premiums, and it is currently equal to 1.25% of the premium. We believe that this charge is a reasonable estimate of an increase in Pruco Life of New Jersey's federal income taxes resulting from a 1990 change in the Internal Revenue Code. It is intended to recover this increased tax.

(b) We may deduct up to 12% of premiums paid in the first five Contract years for sales expenses. This charge is reduced to 4% of premiums paid in subsequent Contract years. This charge, often called a "sales load", is deducted to compensate us for the costs of selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature. Part of those costs related to sales are also recovered by surrender charges. See SURRENDER CHARGES, page 15.

     Currently, we deduct 12% of premiums paid in the first five Contract years up to the amount of the Lifetime Premium, excluding any premiums for riders or extra risk charges, (see PREMIUMS, page 18) and 4% of premiums paid in excess of this amount. We deduct 4% of the premiums paid in Contract years six through 10, and 2% of premiums paid thereafter.

     Attempting to structure the timing and amount of premium payments to reduce the potential sales load may increase the risk that your Contract will lapse without value. Delaying the payment of premium amounts to later years will adversely affect the Death Benefit Guarantee if the accumulated premium payments do not reach the accumulated values shown under your Contract's Death Benefit Guarantee Values. See DEATH BENEFIT GUARANTEE, page 20. In addition, there are circumstances where payment of premiums that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See TAX TREATMENT OF CONTRACT BENEFITS, page 30.

DEDUCTIONS FROM PORTFOLIOS

We deduct an investment advisory fee daily from each portfolio at a rate, on an annualized basis, ranging from 0.35% for the Stock Index Portfolio to 1.05% for the T. Rowe Price International Stock Portfolio. The expenses incurred in conducting the investment operations of the portfolios (such as custodian fees and preparation and distribution of annual reports) are paid out of the portfolio's income. These expenses also vary from portfolio to portfolio.

DAILY DEDUCTION FROM THE CONTRACT FUND

Each day we deduct a charge from the assets of each of the variable investment options in an amount equivalent to an effective annual rate of 0.9%. This charge is intended to compensate Pruco Life of New Jersey for assuming mortality and expense risks under the Contract. The mortality risk assumed is that the insureds may live for shorter periods of time than Pruco Life of New Jersey estimated when it determined

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what mortality charge to make. The expense risk assumed is that expenses incurred in issuing and administering the Contract will be greater than Pruco Life of New Jersey estimated in fixing its administrative charges. This charge is not assessed against amounts allocated to the fixed-rate option.

MONTHLY DEDUCTIONS FROM CONTRACT FUND

Pruco Life of New Jersey deducts the following monthly charges proportionately from the dollar amounts held in each of the chosen investment option[s].

a) An administrative charge based on the basic insurance amount is deducted. The charge is intended to compensate us for things like processing claims, keeping records and communicating with Contract owners. Currently, we charge the following:

     . generally, if the average issue age of the insureds is 40 or less in the five Contract years, we deduct $10 per Contract plus $0.07 per $1,000 of basic insurance amount;
     . if the average issue age of the insureds is greater than 40 in the first five Contract years, we deduct $10 per Contract plus $0.08 per $1,000 of basic insurance amount;
     . in all subsequent years, we deduct $10 per Contract plus $0.01 per $1,000 of basic insurance amount.

     Pruco Life of New Jersey reserves the right, however, to charge up to $10 per Contract plus $0.10 per $1,000 of basic insurance amount in the first five Contract years and $10 per Contract plus $0.05 per $1,000 of basic insurance amount in subsequent years.

b) A cost of insurance ("COI") charge is deducted. Upon the second death of two insureds, the amount payable to the beneficiary (assuming there is no Contract debt) is larger than the Contract Fund - significantly larger if both insureds died in the early years of the Contract. The cost of insurance charges collected from all Contract owners enables Pruco Life of New Jersey to pay this larger death benefit. The maximum COI charge is determined by multiplying the "net amount at risk" under a Contract (the amount by which the Contract's death benefit exceeds the Contract Fund) by maximum COI rates. The maximum COI rates are based upon both insureds' current attained age, sex, smoking status, and extra rating class, if any.

c) You may add one or more of several riders to the Contract. Some riders are charged for separately. If you add such a rider to the basic Contract, additional charges will be deducted.

d) If an insured is in a substandard risk classification (for example, a person in a hazardous occupation), additional charges will be deducted.

SURRENDER CHARGE

We will assess a surrender charge if, during the first 10 Contract years, the Contract lapses, is surrendered, or in some instances, the basic insurance amount is decreased (see DECREASES IN BASIC INSURANCE AMOUNT, page 26). This charge is deducted to cover sales costs and administrative costs, such as: the cost of processing applications, conducting examinations, determining insurability and the insured's rating class, and establishing records. We may charge up to $8 per $1,000 of basic insurance amount if you surrender your Contract. Currently, we charge $5 per $1,000 of basic insurance amount. This charge is level for the first five Contract years and declines monthly until it reaches zero at the end of the 10th Contract year.

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TRANSACTION CHARGES

(a) We currently charge an administrative processing fee equal to the lesser of $25 or 2% of the withdrawal amount in connection with each withdrawal.

(b) We reserve the right to charge an administrative processing fee of up to $25 made in connection with each decrease in basic insurance amount. We currently do not make such a charge.

(c) We will charge an administrative processing fee of $25 for each transfer exceeding 12 in any Contract year.

GENERAL DESCRIPTION OF THE CONTRACT

The PRUCO LIFE OF NEW JERSEY CORNERSTONE SURVIVORSHIP Contract is a flexible premium variable universal life insurance policy. The Contract provides life insurance coverage, with a death benefit payable upon the second death of two insureds.

REQUIREMENTS FOR ISSUANCE OF A CONTRACT

You may apply for a minimum basic insurance amount of $250,000. The Contract may be issued on two insureds each between the ages of 18 and 90. Pruco Life of New Jersey requires evidence of insurability on each insured which may include a medical examination before issuing any Contract. Non-smokers are offered more favorable cost of insurance rates than smokers. Pruco Life of New Jersey charges a higher cost of insurance rate and/or an additional amount if an extra mortality risk is involved. These are the current underwriting requirements.
We reserve the right to change them on a non-discriminatory basis.

SHORT-TERM CANCELLATION RIGHT OR "FREE LOOK"

Generally, you may return the Contract for a refund within 10 days after you receive it. Some states allow a longer period of time during which a Contract may be returned for a refund. You can request a refund by mailing or delivering the Contract to the representative who sold it or to the Home Office specified in the Contract. A Contract returned according to this provision shall be deemed void from the beginning. You will then receive a refund of all premium payments made, plus or minus any change due to investment experience. However, if applicable law so requires, you will receive a refund of all premium payments made with no adjustment for investment experience. For information on how premium payments are allocated during the "free-look" period, see ALLOCATION OF PREMIUMS, page 19.

TYPE OF DEATH BENEFIT

You may select either a Type A (fixed) or a Type B (variable) death benefit. Generally, a Contract with a Type A (fixed) death benefit has a death benefit equal to the basic insurance amount. This type of death benefit does not vary with the investment performance of the investment options you selected, except in certain circumstances. See HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY, page 23. The payment of additional premiums and favorable investment results of the investment options to which the assets are allocated will generally increase the cash surrender value. See HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY, page 23.

A Contract with a Type B (variable) death benefit has a death benefit which will generally equal the basic insurance amount plus the Contract Fund. Since the Contract Fund is a part of the death benefit, favorable investment performance and payment of additional premiums generally result in an increase in the death benefit, as well as in the cash surrender value. Over time, however, the increase in the cash surrender value will be less than under a Contract with a fixed death benefit. This is because, given two Contracts with the same basic insurance amount and equal Contract Funds, generally the cost of insurance charge

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

for a Contract with a Type B death benefit will be greater. See HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY, page 23 and HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY, page 24. Unfavorable investment performance will result in decreases in the cash surrender value and may result in decreases in the death benefit. As long as the Contract is not in default and there is no Contract debt, the death benefit may not fall below the basic insurance amount stated in the Contract.

In choosing a death benefit type, you should also consider whether you intend to use the withdrawal feature. Contract owners with a Type A (fixed) death benefit should note that any withdrawal may result in a reduction of the basic insurance amount and possible surrender charges. In addition, we will not allow you to make a withdrawal that will decrease the basic insurance amount below the minimum basic insurance amount. See WITHDRAWALS, page 25.

The way in which the cash surrender values and death benefits will change depends significantly upon the investment results that are actually achieved.

CHANGING THE TYPE OF DEATH BENEFIT

This Contract has two types of death benefit, Type A (fixed) or Type B (variable). You may change the type of death benefit, subject to Pruco Life of New Jersey's approval. Currently, Pruco Life of New Jersey does not require a medical examination. Except as stated below, we will adjust the basic insurance amount so that the death benefit immediately after the change will remain the same as the death benefit immediately before the change.

If you are changing your Contract's death benefit from Type A to Type B, we will reduce the basic insurance amount by the amount in your Contract Fund on the date the change takes place. The basic insurance amount after the change may not be lower than the minimum basic insurance amount applicable to the Contract. If you are changing your Contract's death benefit from Type B to Type A, we will increase the basic insurance amount by the amount in your Contract Fund on the date the change takes place. This is illustrated in the following chart.


                              --------------------------------------------------------------------------
                                CHANGING THE DEATH BENEFIT FROM       CHANGING THE DEATH BENEFIT FROM
                                      TYPE A       TYPE B                 TYPE B    *     TYPE A
                                     (FIXED)  *  (VARIABLE)             (VARIABLE)        (FIXED)
--------------------------------------------------------------------------------------------------------
Basic Insurance Amount                $300,000 ** $250,000                     $300,000 ** $350,000

  CONTRACT FUND                       $ 50,000 ** $ 50,000                     $ 50,000 ** $ 50,000

  DEATH BENEFIT*                      $300,000 ** $300,000                     $350,000 ** $350,000
--------------------------------------------------------------------------------------------------------

* assuming there is no Contract debt
--------------------------------------------------------------------------------------------------------

Changing your Contract's type of death benefit from Type A to Type B during the first 10 Contract years may result in the assessment of surrender charges. In addition, we reserve the right to make an administrative processing charge of up to $25 for any decrease in basic insurance amount, although we do not currently do so. See CHARGES AND EXPENSES, page 13.

To request a change, fill out an application for change which can be obtained from your Pruco Life of New Jersey representative or a Home Office. If the change is approved, we will recompute the Contract's charges and appropriate tables and send you new Contract data pages. We may ask that you send us your Contract before making the change. There may be circumstances under which a change in the death

** = (right arrow)
benefit type may cause the Contract to be classified as a Modified Endowment Contract, which could be significantly disadvantageous. See TAX TREATMENT OF CONTRACT BENEFITS, page 30.

CONTRACT DATE

When the first premium payment is paid with the application for a Contract, the Contract date will ordinarily be the later of the application date or the medical examination date. If the first premium is not paid with the application, the Contract date will be the date on which the first premium is paid and the Contract is delivered. Under certain circumstances, we may allow the Contract to be backdated for the purpose of lowering one or both insureds' issue ages, but only to a date not earlier than six months prior to the application date. This may be advantageous for some Contract owners as a lower issue age may result in lower current charges. For a Contract that is backdated, we will credit the initial premium as of the date of receipt and will deduct any charges due on or before that date.

PREMIUMS

The Contract is a flexible premium contract. The minimum initial premium is due on or before the Contract date. Thereafter, you decide when you would like to make premium payments and, subject to a $25 minimum, in what amounts. However, the minimum premium payment is $15 for premiums made by electronic fund transfer. We may require an additional premium if adjustments to premium payments exceed the minimum initial premium or there are Contract Fund charges due on or before the payment date. We reserve the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. See HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY, page 23 and HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY, page 24. There are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See TAX TREATMENT OF CONTRACT BENEFITS, page 30.

If we receive the first premium payment on or before the Contract date, we will credit the invested premium amount to the Contract Fund on the Contract date. If we receive the first premium payment after the Contract date, we will credit the premium amount to the Contract Fund on the payment receipt date.

Once the minimum initial premium payment is made, there are no required premiums. However, there are several types of "premiums" which are described below. Understanding them may help you understand how the Contract works.

   MINIMUM INITIAL PREMIUM - the premium needed to start the Contract. There is no insurance under the Contract unless the minimum initial premium is paid.

   TARGET PREMIUM - the premiums that, if paid at the beginning of each Contract year, will keep the Contract inforce during the full Limited Death Benefit Guarantee period regardless of investment performance, assuming no loans or withdrawals. For a Contract with no riders or extra risk charges, these premiums will be level. Payment of Target Premiums at the beginning of each Contract year is one way to achieve the Limited Death Benefit Guarantee Values shown on the Contract data pages. At the end of the Limited Death Benefit Guarantee period, continuation of the Contract will depend on the Contract Fund having sufficient money to cover all charges or meeting the conditions of the Lifetime Death Benefit Guarantee. See DEATH BENEFIT GUARANTEE, page 20. These Target Premiums will be higher for a Contract with a Type B (variable) death benefit than for a Contract with a Type A (fixed) death benefit. When you purchase a Contract, your Pruco Life of New Jersey representative can tell you the amount[s] of the Target Premium.

   It is possible, in some instances, to pay a lower premium (the "SHORT-TERM PREMIUM") than the Target Premium. These Short-Term Premiums, if paid at the beginning of each Contract year, will keep the Contract inforce only during the first five years of the Limited Death Benefit Guarantee period regardless of investment performance, and assuming no loans or withdrawals. As is the case with the Target Premium, for a Contract with no riders or extra risk charges, these premiums will be level. Payment of Short-Term Premiums at the beginning of each of the first five Contract years is one way to achieve the Limited Death Benefit Guarantee Values shown on the Contract data pages, but only for the first five Contract years. At the end of the first five years, continuation of the Contract will depend on the Contract Fund having sufficient money to cover all charges or meeting the conditions of the Lifetime Death Benefit Guarantee or the Limited Death Benefit Guarantee. See DEATH BENEFIT GUARANTEE, page 20. When you purchase a Contract, your Pruco Life of New Jersey representative can tell you the amount[s] of the Short-Term Premium. This Contract may not be suitable for those who can afford to pay only the Short-Term Premium.

   LIFETIME PREMIUM - the premiums that, if paid at the beginning of each Contract year, will keep the Contract inforce during the lifetime of the insureds regardless of investment performance, assuming no loans or withdrawals. These Lifetime Premiums will be higher for a Contract with a Type B (variable) death benefit than for a Contract with a Type A (fixed) death benefit. As is the case with the Target Premium, for a Contract with no riders or extra risk charges, these premiums will be level. Payment of Lifetime Premiums at the beginning of each Contract year is one way to achieve the Lifetime Death Benefit Guarantee Values shown on the Contract data pages. See DEATH BENEFIT GUARANTEE, page 20. When you purchase a Contract, your Pruco Life of New Jersey representative can tell you the amount[s] of the Lifetime Premium.

We can bill you annually, semi-annually, or quarterly for an amount you select. Because the Contract is a flexible premium contract, there are no scheduled premium due dates. When you receive a premium notice, you are not required to pay this amount. The Contract will remain inforce if: (1) the Contract Fund is sufficient to pay monthly charges including surrender charges; or (2) you have paid sufficient premiums on an accumulated basis to meet the Death Benefit Guarantee conditions and there is no Contract debt. You may also pay premiums automatically through pre-authorized monthly transfers from a bank checking account. If you elect to use this feature, you choose the day of the month on which premiums will be paid and the amount of the premiums paid. We will then draft from your account the same amount on the same date each month.

When you apply for the Contract, you should discuss with your Pruco Life of New Jersey representative how frequently you would like to be billed (if at all) and for what amount.

ALLOCATION OF PREMIUMS

On the Contract date, Pruco Life of New Jersey deducts the charge for sales expenses and the charge for taxes attributable to premiums (in New York this is called a premium based administrative charge) from the initial premium. Also on the Contract date, the remainder of the initial premium and any other premium received during the short-term cancellation right ("free-look") period, will be allocated to the Money Market investment option and the first monthly deductions are made. At the end of the "free-look" period, these funds will be transferred out of the Money Market investment option and allocated among the variable investment options and/or the fixed-rate option according to your most current allocation request. See SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK", page 16. The transfer from the Money Market investment option immediately following the "free-look" period will not be counted as one of your 12 free transfers described below. If the first premium is received before the Contract date, there will be a period during which the Contract owner's initial premium will not be invested.

The charge for sales expenses and the charge for taxes attributable to premiums (in New York this is called a premium based administrative charge) also apply to all subsequent premium payments; the remainder will be invested as of the end of the valuation period when received at a Home Office in accordance with the allocation you previously designated. Provided the Contract is not in default, you may change the way in which subsequent premiums are allocated by giving written notice to a Home Office or by telephoning a Home Office, provided you are enrolled to use the Telephone Transfer System. There is no charge for reallocating future premiums. All percentage allocations must be in whole numbers. For example, 33% can be selected but 33% cannot. Of course, the total allocation to all selected investment options must equal 100%.

DEATH BENEFIT GUARANTEE

Although you decide what premium amounts you wish to pay, sufficient premium payments, on an accumulated basis, will guarantee that your Contract will not lapse and a death benefit will be paid upon the second death of two insureds. This will be true even if, because of unfavorable investment experience, your Contract Fund value drops to zero. Withdrawals may adversely affect the status of the guarantee. A contract loan will negate any guarantee, regardless of the value of your accumulated net payments. See WITHDRAWALS, page 25 and CONTRACT LOANS, page 29. You should consider how important the Death Benefit Guarantee is to you when deciding what premium amounts to pay into the Contract. We offer two levels of death benefit guarantees: (1) Limited Death Benefit Guarantee, and (2) Lifetime Death Benefit Guarantee.

For purposes of determining if a Death Benefit Guarantee is in effect, we calculate two sets of values: (1) Limited Death Benefit Guarantee Values, and
(2) Lifetime Death Benefit Guarantee Values. These are values used solely to determine if a Death Benefit Guarantee is in effect. They are not cash values
                                                               ---
that you can realize by surrendering the Contract, nor are they payable death benefits. The Limited Death Benefit Guarantee Values apply until age 75 of the younger insured, or 10 years after issue, whichever is later. Correspondingly, the Lifetime Death Benefit Guarantee Values are shown for the lifetime of the Contract. In addition, the Contract data pages show Limited and Lifetime Death Benefit Guarantee Values as of Contract anniversaries. Values for non-anniversary Monthly dates will reflect the number of months elapsed between Contract anniversaries.

The Limited Death Benefit Guarantee Values for the first five years are the end-of-year accumulations of premiums at 4% annual interest assuming Short-Term Premiums are paid at the beginning of each Contract year. The Limited Death Benefit Guarantee Values after five years are the end-of-year accumulations of premiums at 4% annual interest assuming Target Premiums are paid at the beginning of each Contract year (including years one through five). The Lifetime Death Benefit Guarantee Values are the end-of-year accumulations of premiums at 4% annual interest assuming Lifetime Premiums are paid at the beginning of each Contract year.

Short-Term, Target, and Lifetime Premiums are premium levels that, if paid at the beginning of each Contract year, correspond to the Limited (first five years only), Limited (all years of the Limited Death Benefit Guarantee period), and Lifetime Death Benefit Guarantee Values, respectively (assuming no withdrawals or loans). If you want a death benefit guarantee to last longer than five years, you should expect to pay at least the Target Premium. See PREMIUMS, page
18. Paying the Short-Term, Target, or Lifetime Premiums at the start of each Contract year is one way of reaching the Death Benefit Guarantee Values; they are certainly not the only way.

At the Contract date, and on each Monthly date, we calculate your Contract's "Accumulated Net Payments" as of that date. Accumulated Net Payments equal the premiums you paid, accumulated at an effective annual rate of 4%, less withdrawals also accumulated at 4%. If your Contract is in danger of lapsing, we will compare your Accumulated Net Payments to the appropriate Death Benefit Guarantee Value as of the Monthly date within each Death Benefit Guarantee period. After the Limited Death Benefit Guarantee period, we will compare your Accumulated Net Payments to the Lifetime Death Benefit Guarantee Value as of that date. If your Accumulated Net Payments equal or exceed the applicable (Limited or Lifetime) Death Benefit Guarantee Value and there is no Contract debt, then the Contract is kept inforce, regardless of the amount in the Contract Fund.

Here is a table of Short-Term, Target, or Lifetime Premiums (to the nearest dollar) for sample cases. The examples assume the insureds are a male and a female, both the same age, both smokers, with no extra risk or substandard ratings, and no riders added to the Contract. For those who qualify for more favorable underwriting classes, the premiums may be lower than those shown on the chart, and for those who are classified as substandard, the premiums may be higher.

-----------------------------------------------------------------------------------------------------------------------------

                                          BASIC INSURANCE AMOUNT - $250,000
                                             ILLUSTRATIVE ANNUAL PREMIUMS
-----------------------------------------------------------------------------------------------------------------------------

                                          SHORT-TERM PREMIUM
   AGE OF                                CORRESPONDING TO THE            TARGET PREMIUM            LIFETIME PREMIUM
    BOTH                TYPE OF          LIMITED DEATH BENEFIT        CORRESPONDING TO THE       CORRESPONDING TO THE
  INSUREDS           DEATH BENEFIT         GUARANTEE VALUES          LIMITED DEATH BENEFIT      LIFETIME DEATH BENEFIT
  AT ISSUE              CHOSEN          (FIRST FIVE YEARS ONLY)         GUARANTEE VALUES           GUARANTEE VALUES
-----------------------------------------------------------------------------------------------------------------------------
    40             Type A (Fixed)                $ 1,137                     $ 2,697                    $ 3,447
    40             Type B (Variable)             $ 1,137                     $ 3,456                    $11,862
    60             Type A (Fixed)                $ 3,766                     $ 6,358                    $ 8,746
    60             Type B (Variable)             $ 3,766                     $ 7,613                    $27,694
    80             Type A (Fixed)                $21,803                     $26,238                    $28,887
    80             Type B (Variable)             $21,803                     $33,321                    $71,153
-----------------------------------------------------------------------------------------------------------------------------

You should consider carefully the value of maintaining the Death Benefit Guarantee. If you desire the Death Benefit Guarantee for the full Limited Death Benefit Guarantee period, you may prefer to pay at least the Target Premium in all years, rather than paying the lower Short-Term Premium in the first five years. If you pay only enough premium to meet the Limited Death Benefit Guarantee Values in the first five years, you will need to pay more than the
                                                               ----
Target Premium at the beginning of the sixth year in order to continue the guarantee after the first five years of the Limited Death Benefit Guarantee period.

If you desire the Death Benefit Guarantee for lifetime protection, you may prefer to pay generally higher premiums in all years, rather than trying to make such payments on an as needed basis. For example, if you pay only enough premium to meet the Limited Death Benefit Guarantee Values, a substantial amount
                                                              -----------
may be required to meet the Lifetime Death Benefit Guarantee Values in order to continue the guarantee at the end of the Limited Death Benefit Guarantee period. In addition, it is possible that the payment required to continue the guarantee after the Limited Death Benefit Guarantee period could exceed the premium payments allowed to be paid without causing the Contract to become a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 30.

The Death Benefit Guarantee allows considerable flexibility as to the timing of premium payments. Your Pruco Life of New Jersey representative can supply sample illustrations of various premium amount and frequency combinations that correspond to the Death Benefit Guarantee Values.

TRANSFERS

You may, up to 12 times in each Contract year, transfer amounts from one variable investment option to another variable investment option or to the fixed-rate option without charge. Additional transfers may be made during each Contract year, but only with our consent. There is an administrative charge of up to $25 for each transfer made exceeding 12 in any Contract year. All or a portion of the amount credited to a variable investment option may be transferred.

Only one transfer from the fixed-rate option will be permitted during the Contract year. The maximum amount which may be transferred out of the fixed-rate option each year is the greater of (a) 25% of the amount in the fixed-rate option; and (b) $2,000. Pruco Life of New Jersey may change these limits in the future. We may waive these restrictions for limited periods of time in a non-discriminatory way, (e.g., when interest rates are declining).

Transfers among variable investment options will take effect as of the end of the valuation period in which a proper transfer request is received at a Home Office. The request may be in terms of dollars, such as a request to transfer $10,000 from one variable investment option to another, or may be in terms of a percentage reallocation among variable investment options. In the latter case, as with premium reallocations, the percentages must be in whole numbers. You may transfer amounts by proper written notice to a Home Office or by telephone, provided you are enrolled to use the Telephone Transfer System. You will automatically be enrolled to use the Telephone Transfer System unless the Contract is jointly owned or you elect not to have this privilege. Telephone transfers may not be available on Contracts that are assigned (see ASSIGNMENT, page 33), depending on the terms of the assignment.

We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine.
Pruco Life of New Jersey cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

The Contract was not designed for professional market timing organizations, other organizations, or individuals using programmed, large, or frequent transfers. We may restrict the number, timing, and amount of transfers in accordance with our rules if your transfer activity is determined by us to be disruptive to the variable investment option or to the disadvantage of other Contract owners. We may prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract owner.

DOLLAR COST AVERAGING

We offer a feature called Dollar Cost Averaging ("DCA"). Under this feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the Money Market investment option into other investment options available under the Contract, excluding the fixed-rate option. You may choose to have periodic transfers made monthly or quarterly. DCA transfers will not begin until the end of the "free-look" period. See SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK", page 16.

Each automatic transfer will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. Automatic transfers will continue until: (1) $50 or less remains of the amount designated for Dollar Cost Averaging, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature. Currently, there is no charge for using the Dollar Cost Averaging feature. We reserve the right to change this practice, modify the requirements, or discontinue the feature.

AUTO-REBALANCING

As an administrative practice, we are currently offering a feature called Auto-Rebalancing. This feature allows you to automatically rebalance assets in the variable investment options at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of variable investment options X and Y is split 40% and 60%, respectively. Then, due to investment results, the portion in each of the investment options changes. You may instruct that those assets be rebalanced to your original or different allocation percentages. Auto-Rebalancing is not available until the end of the "free-look" period. See SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK", page 16.

Auto-Rebalancing can be performed on a quarterly, semi-annual or annual basis. Each rebalance will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. The fixed-rate option cannot participate in this administrative procedure. Currently, a transfer that occurs under the Auto-Rebalancing feature is not counted towards the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements, or discontinue the feature.

HOW A CONTRACT'S CASH SURRENDER VALUE WILL VARY

You may surrender the Contract for its cash surrender value. The Contract's cash surrender value on any date will be the Contract Fund value minus any Contract debt and minus any applicable surrender charges. See CONTRACT LOANS, page 29. The Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the variable investment options; (2) interest credited on any amounts allocated to the fixed-rate option; (3) interest credited on any loan; and (4) by the daily asset charge for mortality and expense risks assessed against the variable investment options. The Contract Fund value also changes to reflect the receipt of premium payments and the monthly deductions described under CHARGES AND EXPENSES, page 13. Upon request, Pruco Life of New Jersey will tell you the cash surrender value of your Contract. It is possible for the cash surrender value of a Contract to decline to zero because of unfavorable investment performance.

The tables on pages T1 through T4 of this prospectus illustrate approximately what the cash surrender values would be for representative Contracts paying Target Premium amounts (see PREMIUMS, page 18), assuming hypothetical uniform investment results in the Fund portfolios. Two of the tables assume current charges will be made throughout the lifetime of the Contract and two tables assume maximum charges will be made. See ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS, page 27.

HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY

As described earlier, there are two types of death benefit available under the
Contract: Type A, a fixed death benefit and Type B, a variable death benefit. The Type B death benefit varies according to changes in the Contract Fund while the Type A death benefit does not, unless it must be increased to comply with the Internal Revenue Code's definition of life insurance.

Under the Type A (fixed) Contract, the death benefit is generally equal to the basic insurance amount, before any reduction of Contract debt. See CONTRACT LOANS, page 29. If the Contract is kept inforce for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where Pruco Life of New Jersey will increase the death benefit in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance. Thus, assuming no Contract debt, a Contract with the Type A death benefit will always be the greater of: (1) the basic insurance amount; and (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies. A listing of attained age factors can be found on the data pages of your Contract. The latter provision ensures that the Contract will always have a death benefit large enough to be treated as life insurance for tax purposes under current law.

The following table illustrates at different ages how the attained age factor affects the death benefit for different Contract Fund amounts. The table assumes a $1,000,000 Type A Contract was issued when the younger insured was age 35 and there is no Contract debt.

                         TYPE A (FIXED) DEATH BENEFIT

----------------------------------------------------------------------------------------------------
                 IF                                                THEN
----------------------------------------------------------------------------------------------------
                                                            THE CONTRACT FUND
   THE YOUNGER     AND THE CONTRACT   THE ATTAINED AGE      MULTIPLIED BY THE        AND THE DEATH
 INSURED IS AGE         FUND IS           FACTOR IS      ATTAINED AGE FACTOR IS       BENEFIT IS
----------------------------------------------------------------------------------------------------
       40             $100,000              5.7                  570,000              $1,000,000
       40             $200,000              5.7                1,140,000              $1,140,000*
       40             $300,000              5.7                1,710,000              $1,710,000*
----------------------------------------------------------------------------------------------------
       60             $300,000              2.8                  840,000              $1,000,000
       60             $400,000              2.8                1,120,000              $1,120,000*
       60             $600,000              2.8                1,680,000              $1,680,000*
----------------------------------------------------------------------------------------------------
       80             $600,000              1.5                  900,000              $1,000,000
       80             $700,000              1.5                1,050,000              $1,050,000*
       80             $800,000              1.5                1,200,000              $1,200,000*
----------------------------------------------------------------------------------------------------

*  Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.  At this point, any additional premium payment will increase the death benefit by more than it increases the Contract Fund.
----------------------------------------------------------------------------------------------------

This means, for example, that if the younger insured has reached the age of 60, and the Contract Fund is $400,000, the death benefit will be $1,120,000, even though the basic insurance amount is $1,000,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $2.80. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund. IF WE EXERCISE THIS RIGHT, IT MAY IN CERTAIN SITUATIONS RESULT IN THE LOSS OF THE DEATH BENEFIT GUARANTEE.

HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY

Under the Type B (variable) Contract, the death benefit will never be less than the basic insurance amount, before any reduction of Contract debt, but will also vary, immediately after it is issued, with the investment results of the selected investment options. The death benefit may be further increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance. Thus, assuming no Contract debt, the death benefit will always be the greater of: (1) the basic insurance amount plus the Contract Fund before the deduction of any monthly charges due on that date; and (2) the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the attained age factor that applies. For purposes of determining the death benefit, if the Contract Fund is less than zero, we will consider it to be zero. A listing of attained age factors can be found on the data pages of your Contract. The latter provision ensures that the Contract will always have a death benefit large enough to be treated as life insurance for tax purposes under current law.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $1,000,000 Type B Contract was issued when the younger insured was age 35 and there is no Contract debt.

                        TYPE B (VARIABLE) DEATH BENEFIT

     ----------------------------------------------------------------------------------------------------
                      IF                                                THEN
     ----------------------------------------------------------------------------------------------------
                                                                 THE CONTRACT FUND
        THE YOUNGER     AND THE CONTRACT   THE ATTAINED AGE      MULTIPLIED BY THE        AND THE DEATH
      INSURED IS AGE         FUND IS           FACTOR IS      ATTAINED AGE FACTOR IS       BENEFIT IS
     ----------------------------------------------------------------------------------------------------
            40              $100,000             5.7                  570,000               $1,100,000
            40              $200,000             5.7                1,140,000               $1,200,000
            40              $300,000             5.7                1,710,000               $1,710,000*
     ----------------------------------------------------------------------------------------------------
            60              $300,000             2.8                  840,000               $1,300,000
            60              $400,000             2.8                1,120,000               $1,400,000
            60              $600,000             2.8                1,680,000               $1,680,000*
     ----------------------------------------------------------------------------------------------------
            80              $600,000             1.5                  900,000               $1,600,000
            80              $700,000             1.5                1,050,000               $1,700,000
            80              $800,000             1.5                1,200,000               $1,800,000
     ----------------------------------------------------------------------------------------------------

     *  Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.  At this point, any additional premium payment will increase the death benefit by more than it increases the contract fund.
     ----------------------------------------------------------------------------------------------------

This Means, For Example, That If The Younger Insured Has Reached The Age Of 60, And The Contract Fund Is $600,000, The Death Benefit Will Be $1,680,000, Even Though The Basic Insurance Amount Is $1,000,000. In This Situation, For Every $1 Increase In The Contract Fund, The Death Benefit Will Be Increased By $2.80. We Reserve The Right To Refuse To Accept Any Premium Payment That Increases The Death Benefit By More Than It Increases The Contract Fund. IF WE EXERCISE THIS RIGHT, IT MAY IN CERTAIN SITUATIONS RESULT IN THE LOSS OF THE DEATH BENEFIT GUARANTEE.

SURRENDER OF A CONTRACT

A Contract may be surrendered for its cash surrender value (or for a fixed reduced paid-up insurance benefit in New York state) while one or both of the insureds is living. To surrender a Contract, you must deliver or mail it, together with a written request in a form that meets Pruco Life of New Jersey's needs, to a Home Office. The cash surrender value of a surrendered Contract will be determined as of the end of the valuation period in which such a request is received in the Home Office. Surrender of a Contract may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 30.

Fixed reduced paid-up insurance (available in New York state only) provides paid-up insurance, the amount of which will be paid when the second insured dies. There will be cash values and loan values. The loan interest rate for fixed reduced paid-up insurance is 5%. Upon surrender of the Contract, the amount of fixed reduced paid-up insurance depends upon the net cash value and the insured's issue age, sex, smoker/non-smoker status, and the length of time since the Contract date.

WITHDRAWALS

Under certain circumstances, you may withdraw a portion of the Contract's cash surrender value without surrendering the Contract. You must ask for a withdrawal on a form that meets our needs. The cash surrender value after withdrawal may not be less than or equal to zero after deducting: (a) any charges associated with the withdrawal and (b) an amount sufficient to cover the Contract Fund deductions for two monthly dates following the date of the withdrawal. The amount withdrawn must be at least $500. There is an administrative processing fee for each withdrawal equal to the lesser of $25 or 2% of the withdrawal amount. An amount withdrawn may not be repaid except as a premium subject to the applicable charges. Upon request, we will tell you how much you may withdraw. Withdrawal of the cash surrender value may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 30.

Whenever a withdrawal is made, the death benefit payable will immediately be reduced by at least the amount of the withdrawal. For a Contract with a Type B death benefit, this will not change the basic insurance amount. However, under a Contract with a Type A death benefit, the resulting reduction in death benefit usually requires a reduction in the basic insurance amount. We will send you new Contract data pages showing these changes. We may also deduct a surrender charge from the Contract Fund. See DECREASES IN BASIC INSURANCE AMOUNT, page
26. No withdrawal will be permitted under a Contract with a fixed death benefit if it would result in a basic insurance amount of less than the minimum basic insurance amount. It is important to note, however, that if the basic insurance amount is decreased at any time during the life of the Contract, there is a possibility that the Contract might be classified as a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 30. Before making any withdrawal which causes a decrease in basic insurance amount, you should consult with your Pruco Life of New Jersey representative.

When a withdrawal is made, the Contract Fund is reduced by the sum of the cash withdrawn, the withdrawal fee, and any applicable surrender charge. An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise.

Withdrawal of the cash surrender value increases the risk that the Contract Fund may be insufficient to provide Contract benefits. If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default. Withdrawals may also affect whether a Contract is kept inforce under the Death Benefit Guarantee. This is because, for purposes of determining whether a lapse has occurred, Pruco Life of New Jersey treats withdrawals as a return of premium. Therefore, withdrawals decrease the accumulated net payments. See DEATH BENEFIT GUARANTEE, page 20.

DECREASES IN BASIC INSURANCE AMOUNT

As described earlier, you may make a withdrawal (see WITHDRAWALS, page 25). You also have the additional option of decreasing the basic insurance amount of your Contract without withdrawing any cash surrender value. Contract owners who conclude that, because of changed circumstances, the amount of insurance is greater than needed, will be able to decrease their amount of insurance protection and the monthly deductions for the cost of insurance without decreasing their current cash surrender value. The cash surrender value of the Contract on the date of the decrease will not change, except that an administrative processing fee of up to $25 and a surrender charge may be deducted. If we ask you to, you must send us your Contract to be endorsed. The Contract will be amended to show the new basic insurance amount, charges, values in the appropriate tables and the effective date of the decrease.

If you decrease your basic insurance amount to an amount equal to or greater than the Surrender Charge Threshold shown in your Contract, we will not impose a surrender charge. The Surrender Charge Threshold is the lowest basic insurance amount since issue. If you decrease your basic insurance amount below this threshold, we will subtract the new basic insurance amount from the threshold amount. We will then multiply the surrender charge (see SURRENDER CHARGE, page
15) by the lesser of this difference and the amount of the decrease and divide by the threshold amount. The result is the maximum surrender charge we will deduct from the Contract Fund as a result of this transaction.

The minimum permissible decrease for your Contract is shown under CONTRACT LIMITATIONS in the data pages of your Contract. The basic insurance amount after the decrease may not be lower than the minimum basic insurance amount. No reduction will be permitted if it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code. The basic insurance amount cannot be restored to any greater amount once a decrease has taken effect.

It is important to note, however, that if the basic insurance amount is decreased at any time during the life of the Contract, there is a possibility that the Contract might be classified as a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 30. Before requesting any decrease in basic insurance amount, you should consult with your Pruco Life of New Jersey representative.

WHEN PROCEEDS ARE PAID

Pruco Life of New Jersey will generally pay any death benefit, cash surrender value, loan proceeds or withdrawal within seven days after all the documents required for such a payment are received at a Home Office. Other than the death benefit, which is determined as of the date of the second death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at a Home Office. However, Pruco Life of New Jersey may delay payment of proceeds from the variable investment options and the variable portion of the death benefit due under the Contract if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

With respect to the amount of any cash surrender value allocated to the fixed-rate option, Pruco Life of New Jersey expects to pay the cash surrender value promptly upon request. However, Pruco Life of New Jersey has the right to delay payment of such cash value for up to six months (or a shorter period if required by applicable law). Any payable death benefit will be credited with interest from the date of death in accordance with applicable law.

ILLUSTRATIONS OF CASH SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS (TO BE UPDATED PRIOR TO BECOMING EFFECTIVE)
The following four tables (pages T1 through T4) show how a Contract's death benefit and cash surrender values change with the investment experience of the Account. They are "hypothetical" because they are based, in part, upon several assumptions, which are described below. All four tables assume the following:

 .    a Contract with a basic insurance amount of $1,000,000 bought by a 55 year old male Preferred Non-Smoker and a 50 year old female Preferred Best, with no extra risks and no extra benefit riders added to the Contract.

 .    the Target Premium amount (see PREMIUMS, page 18) is paid on each Contract anniversary and no loans are taken.

 .    the Contract Fund has been invested in equal amounts in each of the 16 portfolios of the Funds and no portion of the Contract Fund has been allocated to the fixed-rate option.

The first table (page T1) assumes a Type A (fixed) Contract has been purchased and the second table (page T2) assumes a Type B (variable) Contract has been purchased. Both assume the current charges will continue indefinitely. The third and fourth tables (pages T3 and T4) are based upon the same assumptions except it is assumed the maximum contractual charges have been made from the beginning. See CHARGES AND EXPENSES, page 13.

Under the Type B Contract the death benefit changes to reflect investment returns. Under the Type A Contract, the death benefit increases only if the Contract Fund becomes large enough that an increase in the death benefit is necessary for the Contract to satisfy the Internal Revenue Code's definition of life insurance. See TYPE OF DEATH BENEFIT, page 16.

There are four assumptions, shown separately, about the average investment performance of the portfolios. The first is that there will be a uniform 0% gross rate of return with the average value of the Contract Fund uniformly adversely affected by very unfavorable investment performance. The other three assumptions are that investment performance will be at a uniform gross annual rate of 4%, 8% and 12%. Actual returns will fluctuate from year to year. In addition, death benefits and cash surrender values would be different from those shown if investment returns averaged 0%, 4%, 8% and 12% but fluctuated from those averages throughout the years. Nevertheless, these assumptions help show how the Contract values will change with investment experience.

The first column in the following four tables (pages T1 through T4) shows the Contract year. The second column, to provide context, shows what the aggregate amount would be if the premiums had been invested to earn interest, after taxes, at 4% compounded annually. The next four columns show the death benefit payable in each of the years shown for the four different assumed investment returns. The last four columns show the cash surrender value payable in each of the years shown for the four different assumed investment returns.

A gross return (as well as the net return) is shown at the top of each column. The gross return represents the combined effect of investment income and capital gains and losses, realized or unrealized, of the portfolios before any reduction is made for investment advisory fees or other Fund expenses. The net return reflects average total annual expenses of the 16 portfolios of 0.XX%, and the daily deduction from the Contract Fund of 0.9% per year. Thus gross returns of 0%, 4%, 8% and 12% are the equivalent of net returns of -X.XX%, X.XX%, X.XX% and XX.XX%, respectively. The actual fees and expenses of the portfolios associated with a particular Contract may be more or less than 0.XX% and will depend on which variable investment options are selected. The death benefits and cash surrender values shown reflect the deduction of all expenses and charges both from the Funds and under the Contract.

If you are considering the purchase of a variable life insurance contract from another insurance company, you should not rely upon these tables for comparison purposes. A comparison between two tables, each showing values for a 55 year old man and a 50 year old woman, may be useful for a 55 year old man and a 50 year old woman but would be inaccurate if made for insureds of other ages or sex. Your Pruco Life of New Jersey representative can provide you with a hypothetical illustration for your own age, sex, and rating class.

CONTRACT LOANS

You may borrow from Pruco Life of New Jersey an amount up to the current "loan value" of your Contract less any existing Contract debt using the Contract as the only security for the loan. The loan value at any time will equal the sum of (a) 90% of the cash value attributable to the variable investment options, and (b) the balance of the cash value, provided the Contract is not in default. A Contract in default has no loan value. The minimum loan amount you may borrow is $500.

Interest charged on a loan accrues daily. Interest is due on each Contract anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, it becomes part of the loan and we will charge interest on it, too. Except in the case of preferred loans, we charge interest at an effective annual rate of 5%.

Unless you ask us otherwise, a portion of the amount you may borrow on or after the 10th Contract anniversary will be considered a preferred loan up to an amount equal to the maximum preferred loan amount. The maximum preferred loan amount is the total amount you may borrow minus the total net premiums paid (net premiums equal premiums paid less total withdrawals, if any). If the net premium amount is less than zero, we will, for purposes of this calculation, consider it to be zero. Only new loans borrowed after the 10th Contract anniversary may be considered preferred loans; standard loans will not automatically be converted into preferred loans. Preferred loans are charged interest at an effective annual rate of 4.25%.

The Contract debt is the amount of all outstanding loans plus any interest accrued but not yet due. If at any time the Contract debt equals or exceeds the cash value, the Contract will go into default. We will notify you of a 61-day grace period, within which time you may repay all or enough of the loan to obtain a positive cash surrender value and thus keep the Contract inforce for a limited time. If the Contract debt equals or exceeds the cash value and you fail to keep the Contract inforce, the amount of unpaid Contract debt will be treated as a distribution which may be taxable. See TAX TREATMENT OF CONTRACT BENEFITS, page 30 and LAPSE AND REINSTATEMENT, page 32.

When a loan is made, an amount equal to the loan proceeds is transferred out of the Account and/or the fixed-rate option, as applicable. Unless you ask us to take the loan amount from specific investment options and we agree, the reduction will be made in the same proportions as the loanable amount in each subaccount and the fixed-rate option bears to the total loanable amount of the Contract. When you take a loan, the amount of the loan continues to be a part of the Contract Fund and is credited with interest at an effective annual rate of 4%. Therefore, the net cost of a standard loan is 1% and the net cost of a preferred loan is 1/4%.

Any Contract debt will be deducted from the death benefit should the death benefit become payable while a loan is outstanding. Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See TAX TREATMENT OF CONTRACT BENEFITS, page 30.

Any Contract debt will be deducted from the cash value to calculate the cash surrender value should the Contract be surrendered.

In addition, even if the loan is fully repaid, it may have an effect on future death benefits, because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited upon the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the variable investment options by the amount of that repayment, plus the interest credits accrued on the loan since the last transaction date. To do this, we will use your investment allocation for future premium payments as of the loan payment date. We will also decrease the portion of the Contract Fund on which we credit the guaranteed annual interest rate of 4% by the amount of loan you repay.

SALE OF THE CONTRACT AND SALES COMMISSIONS

Pruco Securities Corporation ("Prusec"), an indirect wholly-owned subsidiary of Prudential, acts as the principal underwriter of the Contract. Prusec, organized in 1971 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec's principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than described below.

Commissions are based on a premium value referred to as the commissionable Target Premium. The commissionable Target Premium may vary from the Target Premium, depending on the rating class of the insureds, any extra risk charges, or additional riders. For contracts with unrated lives, the commissionable Target Premium is equal to what the Target Premium would be if both lives were in either the Nonsmoker or Smoker rating class, and there were no extra risk charges or riders on the contracts. For contracts with unrated lives in more favorable rating classes, the commissionable Target Premium will be greater than the Target Premium, if there are no extra risk charges or riders on the contracts. For contracts with substandard ratings, the commissionable Target Premium will generally be less than the Target Premium.

Generally, representatives will receive a commission of no more than: (1) 50% of the premiums received in the first year on premiums up to the commissionable Target Premium amount (see PREMIUMS, page 18); (2) 4% commission on premiums received in the first year in excess of the commissionable Target Premium amount; (3) 4% of premiums received in years two through 10; and (4) 2% of premiums received thereafter. Instead of receiving commissions expressed as a percentage of premiums from year 11 and later, some representatives may be paid a trail commission of up to 0.025% of the Contract Fund as of the end of each calendar quarter starting with the second Contract year. Representatives with less than four years of service may receive compensation on a different basis. Representatives who meet certain productivity or persistency standards may be eligible for additional compensation.

TAX TREATMENT OF CONTRACT BENEFITS

This summary provides general information on the federal income tax treatment of the Contract. It is not a complete statement of what the federal income taxes will be in all circumstances. It is based on current law and interpretations, which may change. It does not cover state taxes or other taxes. It is not intended as tax advice. You should consult your own qualified tax adviser for complete information and advice.

TREATMENT AS LIFE INSURANCE. The Contract must meet certain requirements to qualify as life insurance for tax purposes. These requirements include certain definitional tests and rules for diversification of the Contract's investments. For further information on the diversification requirements, see TAXATION OF THE FUND in the statement of additional information for the Series Fund.

We believe we have taken adequate steps to insure that the Contract qualifies as life insurance for tax purposes. Generally speaking, this means that:

     . you will not be taxed on the growth of the funds in the Contract, unless you receive a distribution from the Contract,

     .    the Contract's death benefit will be tax free to your beneficiary.

Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes -- which will be applied uniformly to all Contract owners after advance written notice -- that we deem necessary to insure that the Contract will qualify as life insurance.

PRE-DEATH DISTRIBUTIONS . The tax treatment of any distribution you receive before the insured's death depends on whether the Contract is classified as a Modified Endowment Contract.

     CONTRACTS NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS.

          . If you surrender the Contract or allow it to lapse, you will be taxed on the amount you receive in excess of the premiums you paid less the untaxed portion of any prior withdrawals. For this purpose, you will be treated as receiving any portion of the cash surrender value used to repay Contract debt. The tax consequences of a surrender may differ if you take the proceeds under an income payment settlement option.

          . Generally, you will be taxed on a withdrawal to the extent the amount you receive exceeds the premiums you paid for the Contract less the untaxed portion of any prior withdrawals. However, under some limited circumstances, in the first 15 Contract years, all or a portion of a withdrawal may be taxed if the Contract Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid.

          . Extra premiums for optional benefits and riders generally do not count in computing the premiums paid for the Contract for the purposes of determining whether a withdrawal is taxable.

          . Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, there is some risk the Internal Revenue Service might assert that the preferred loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and Contract's crediting rate. Were the Internal Revenue Service to take this position, Pruco Life of New Jersey would take reasonable steps to avoid this result, including modifying the Contract's loan provisions.

     MODIFIED ENDOWMENT CONTRACTS.

          . The rules change if the Contract is classified as a Modified Endowment Contract. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the face amount of insurance is made (or a rider removed). The addition of a rider or an increase in the face amount of insurance may also cause the Contract to be classified as a Modified Endowment Contract. You should first consult a qualified tax adviser and your Pruco Life of New Jersey representative if you are contemplating any of these steps.

          . If the Contract is classified as a Modified Endowment Contract, then amounts you receive under the Contract before the insured's death, including loans and withdrawals, are included in income to the extent that the Contract Fund before surrender charges exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. An assignment of a Modified Endowment Contract is taxable in the same way. These rules also apply to pre-death distributions, including loans, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

          . Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59 1/2, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

          . All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules.

WITHHOLDING. You must affirmatively elect that no taxes be withheld from a pre-death distribution. Otherwise, the taxable portion of any amounts you receive will be subject to withholding. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are insufficient to cover the tax due.

OTHER TAX CONSIDERATIONS. If you transfer or assign the Contract to someone else, there may be gift, estate and/or income tax consequences. If you transfer the Contract to a person two or more generations younger than you (or designate such a younger person as a beneficiary), there may be Generation Skipping Transfer tax consequences. Deductions for interest paid or accrued on Contract debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied. Your individual situation or that of your beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if you or the insured dies.

BUSINESS-OWNED LIFE INSURANCE. If a business, rather than an individual, is the owner of the Contract, there are some additional rules. Business Contract owners generally cannot deduct premium payments. Business Contract owners generally cannot take tax deductions for interest on Contract debt paid or accrued after October 13, 1995. An exception permits the deduction of interest on policy loans on Contracts for up to 20 key persons. The interest deduction for Contract debt on these loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per key insured person. The corporate alternative minimum tax also applies to business-owned life insurance. This is an indirect tax on additions to the Contract Fund or death benefits received under business-owned life insurance policies.

LAPSE AND REINSTATEMENT

Pruco Life of New Jersey will determine the value of the cash surrender value on each Monthly date. If the cash surrender value is zero or less, the Contract is in default unless it remains inforce under the Death Benefit Guarantee. See DEATH BENEFIT GUARANTEE, page 20. If the Contract debt ever grows to be equal to or more than the cash surrender value, the Contract will be in default. Should this happen, Pruco Life of New Jersey will send you a notice of default setting forth the payment which we estimate will keep the Contract inforce for three months from the date of default. This payment must be received at a Home Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. If the second death occurs past the grace period, no death benefit is payable. A Contract that lapses with an outstanding Contract loan may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 30.

A Contract that ended in default may be reinstated within five years after the date of default if all the following conditions are met:

(1) both insureds are alive or one insured is alive and the Contract ended without value after the death of the other insured;
(2) you must provide renewed evidence of insurability on any insured who was living when the Contract went into default;
(3) submission of certain payments sufficient to bring the Contract up to date and cover all charges and deductions for the next three months; and
(4) any Contract debt with interest to date must be restored or paid back. If the Contract debt is restored and the debt with interest would exceed the loan value of the reinstated Contract, the excess must be paid to us before reinstatement.

The reinstatement date will be the date we approve your request. We will deduct all required charges from your payment and the balance will be placed into your Contract Fund. If we approve the reinstatement, we will credit the Contract Fund with a refund of that part of any surrender charge deducted at the time of default which would have been charged if the Contract were surrendered immediately after reinstatement.

LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT PREMIUMS AND BENEFITS

The Contract generally employs mortality tables that distinguish between males and females. Thus, premiums and benefits under Contracts issued on males and females of the same age will generally differ. However, in those states that have adopted regulations prohibiting sex-distinct insurance rates, premiums and cost of insurance charges will be based on male rates, whether the insureds are male or female. In addition, employers and employee organizations considering purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

OTHER GENERAL CONTRACT PROVISIONS

ASSIGNMENT. This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. Generally, the Contract may not be assigned to an employee benefit plan or program without Pruco Life of New Jersey's consent. Pruco Life of New Jersey assumes no responsibility for the validity or sufficiency of any assignment, and we will not be obligated to comply with any assignment unless we receive a copy at a Home Office.

BENEFICIARY. You designate and name your beneficiary in the application. Thereafter, you may change the beneficiary, provided it is in accordance with the terms of the Contract. Should the second insured to die do so with no surviving beneficiary, that insured's estate will become the beneficiary, unless someone other than the insureds owned the Contract. In that case, we will make the Contract owner or the Contract owner's estate the beneficiary.

INCONTESTABILITY. We will not contest the Contract after it has been inforce during the lifetime of both insureds for two years from the issue date. The exceptions are: (1) non-payment of enough premium to pay the required charges; and (2) when any change is made in the Contract that requires Pruco Life of New Jersey's approval and would increase our liability. We will not contest such change after it has been in effect for two years during the lifetime of at least one insured. At the end of the second Contract year we will mail you a notice requesting that you tell us if either insured has died. Failure to tell us of the death of an insured will not avoid a contest, if we have a basis for one, even if premium payments continue to be made.

MISSTATEMENT OF AGE OR SEX. If an insured's stated age or sex or both are incorrect in the Contract, Pruco Life of New Jersey will adjust each benefit and any amount to be paid, as required by law, to reflect the correct age and sex. Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insured's correct age and sex.

SETTLEMENT OPTIONS. The Contract grants to most owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds, other than in a lump sum. Any Pruco Life of New Jersey representative authorized to sell this Contract can explain these options upon request.

SIMULTANEOUS DEATH. If both insureds die while the Contract is inforce and we find there is lack of sufficient evidence that they died other than simultaneously, we will assume that the older insured died first.

SUICIDE EXCLUSION. If either insured, whether sane or insane, dies by suicide within two years from the issue date, the Contract will end and we will return the premiums paid. If there is a surviving insured, we will make a new contract available on the life of that insured. The issue age, Contract date, and the insured's underwriting classification will be the same as they are in the Contract. The amount of coverage will be the lesser of (1) the contract's basic insurance amount, and (2) the maximum amount we allow on the Contract date for single life contracts. The new contract will not take effect unless all premiums due since the Contract date are paid within 31 days after we notify you of the availability of the new contract.

RIDERS

Contract owners may be able to obtain extra fixed benefits which may require an additional premium. These optional insurance benefits will be described in what is known as a "rider" to the Contract. Charges applicable to the riders will be deducted from the Contract Fund on each Monthly date.

One rider gives insureds the option to exchange the Contract for two new life insurance contracts, one on the life of each insured, in the event of a divorce or if certain changes in tax law occur. Exercise of this option may give rise to taxable income. Another pays an additional amount if both insureds die within a specified number of years. See TAX TREATMENT OF CONTRACT BENEFITS, page 30. Certain restrictions may apply; they are clearly described in the applicable rider. Any Pruco Life of New Jersey representative authorized to sell the Contract can explain these extra benefits further. Samples of the provisions are available from Pruco Life of New Jersey upon written request.

SUBSTITUTION OF FUND SHARES

Although Pruco Life of New Jersey believes it to be unlikely, it is possible that in the judgment of its management, one or more of the portfolios of the Funds may become unsuitable for investment by Contract owners because of investment policy changes, tax law changes, or the unavailability of shares for investment. In that event, Pruco Life of New Jersey may seek to substitute the shares of another portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, may be required. Contract owners will be notified of any such substitution.

REPORTS TO CONTRACT OWNERS

Once each year, Pruco Life of New Jersey will send you a statement that provides certain information pertinent to your own Contract. This statement will detail values and transactions made and specific Contract data that apply only to your particular Contract. Currently we intend to provide three quarterly reports (in addition to the year-end statement) which provide abbreviated information pertinent to your own Contract.

You will also be sent annual and semi-annual reports of the Funds showing the financial condition of the portfolios and the investments held in each portfolio.

STATE REGULATION

Pruco Life of New Jersey is subject to regulation and supervision by the Department of Insurance of the State of New Jersey, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life of New Jersey is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life of New Jersey is required to file with New Jersey and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

EXPERTS

The financial statements of Pruco Life of New Jersey as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 and the financial statements of the Account as of December 31, 1998 and for each of the three years in the period then ended included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 1177 Avenue of the Americas, New York, New York 10036.

Actuarial matters included in this prospectus have been examined by Ching-Meei Chang, MAAA, FSA, Actuarial Director of Prudential, whose opinion is filed as an exhibit to the registration statement.

LITIGATION AND REGULATORY PROCEEDINGS

We are subject to legal and regulatory actions in the ordinary course of our business, including class actions. Our pending legal and regulatory actions include proceedings specific to us and proceedings generally applicable to business practices in the industry in which we operate. In our insurance operations, we are subject to class actions and individual suits involving a variety of issues, including sales practices, claims payment and denial of benefit matters and payment of service fees.

In certain of our pending legal and regulatory actions, large and/or indeterminate amounts are sought, including punitive or exemplary damages. The following is a summary of pending proceedings against us and/or our parent, The Prudential Insurance Company of America ("Prudential"), which we currently believe are significant. Unless otherwise indicated, when we use the terms "we", "us", or "our" in the following discussion, we are referring to both Prudential and Pruco Life of New Jersey.

LIFE INSURANCE SALES PRACTICES ISSUES

We have been subject to substantial regulatory investigations and civil litigation involving alleged deceptive life insurance sales practices engaged in by us and our insurance agents in violation of state and federal laws. The sales practices alleged to have occurred are contrary to our policy.

In April 1995, a Multi-State Life Insurance Task Force (the "Task Force"), comprised of insurance regulators from 29 states and the District of Columbia, was formed to conduct a review of sales and marketing practices throughout the life insurance industry. Prudential was the initial focus of the Task Force examination. In July 1996, the Task Force released its report on its activities (the "Task Force Report"). The Task Force Report found that some sales of life insurance policies, including life insurance policies issued by Pruco Life of New Jersey, had been improper (principally relating to improper financed insurance sales, improper representations in sales involving abbreviated payment plans and insurance improperly sold primarily as an investment rather than as life insurance) and that efforts to prevent such practices were not sufficiently effective. Pruco Life of New Jersey was not named in the Task Force Report, but the report covered the sales of Pruco Life of New Jersey policies. Based on these findings, the Task Force recommended, and Prudential agreed to, various changes in our sales and other business practices controls (including as to the training, supervision and discipline of agents and field management) and a series of fines allocated to all 50 states and the District of Columbia. In addition, the Task Force and Prudential agreed upon a remediation program pursuant to which relief would be offered to policyholders who were misled when they purchased individual permanent life insurance policies in the United States from 1982 through 1995. By March 1997, Prudential had entered into consent orders with insurance regulatory authorities in all 50 states and the District of Columbia in which such authorities adopted the Task Force Report and agreed to accept this remediation program as enhanced by the Class Action Settlement discussed below (the "Remediation Program") and the payment of approximately $65 million in fines, penalties and related payments to resolve with these authorities the sales practices issues identified by the Task Force's examination (each such agreement a "State Settlement").

Commencing in February 1995, a number of individual and alleged class civil actions were filed against Prudential and Pruco Life of New Jersey alleging improprieties in connection with the sale, servicing and operation of permanent individual life insurance policies. These actions were consolidated and transferred by the Judicial Panel on Multi-District Litigation to the United States District Court for the District of New Jersey (the "District Court"). In September 1996, the plaintiffs in the alleged class actions in the consolidated proceeding joined in the filing of an amended consolidated class action against us (the "Class Action") and the pending individual actions (the "Individual Actions") were stayed. The principal allegations of the Class Action were that individual permanent life insurance was improperly sold through alleged misrepresentations concerning the use of an existing policy's value or dividend stream to purchase or maintain another policy (i.e., financed insurance sales), alleged misrepresentations relating to the number of out-of-pocket cash premiums required to be paid for a policy or the realization of specified benefits (i.e., "vanishing premium" or abbreviated payment plans) and alleged misrepresentations of the insurance product sold as an investment rather than a life insurance policy.

In October 1996, we entered into a Stipulation of Settlement (the "Class Action Settlement") in the Class Action covering all persons who own or owned at termination of the policy, an individual permanent life insurance policy issued in the United States by Prudential, and Pruco Life of New Jersey during the period January 1, 1982 through December 31, 1995 (each a "Covered Policy") other than those opting out of the Class Settlement, those who had previously settled with us who were represented by counsel, the owners of certain corporate-owned life insurance or trust-owned life insurance policies and a limited number of other specified policyholders (the "Class Members"). The Class Action Settlement proposed to settle the Class Action by adopting the Remediation Program described in the Task Force Report and previously accepted in the initial State Settlements plus specified enhancements and changes, including some additional remedies. In addition, it was agreed in the Class Action Settlement that the total pre-tax cost of remedies for the claims filed through the Alternative Dispute Resolution ("ADR") process of the Remediation Program described below would result in a minimum average cost per remedy of $2,364 for the first 330,000 claims remedied. It was also agreed that the ADR participants would be provided with additional compensation to be determined by a formula that would range in aggregate amount from $50 million to $300 million depending on the total number of claims remedied, which would be distributed as determined by the District Court at the end of the ADR claim evaluation process described below. It was agreed in the

Class Action Settlement that the aggregate amount of pre-tax cost for remedies granted through the ADR process and the additional compensation to be distributed at the end of the ADR process would in no event be less than $410 million. The Class Action Settlement releases Prudential and Pruco Life of New Jersey from all claims that have been asserted by Class Members and bars Class Members from asserting any other claims with respect to the sales, servicing or administration of the Covered Policies.

In October 1996, a notice of the Class Action and proposed Class Action Settlement was provided to the owners of the approximately 10.7 million Covered Policies, giving each owner the opportunity to opt out of the Class Action in order to pursue alternative remedies. Owners of approximately 21,800 Covered Policies elected to be excluded from the Class Action Settlement (the "Opt-Out Policyholders"). In January 1997, the District Court sanctioned and fined Prudential $1 million for failure to properly implement procedures for its employees to retain documents in violation of the District Court's order that required the parties to preserve all documents relevant to the resolution of the Class Action and the Remediation Program. The District Court ordered Prudential to implement a document retention policy and directed that an independent expert be engaged to investigate the extent of document destruction and its impact on the Remediation Program, so that claim evaluations would take into account any failure to retain materials relevant to the claim. In March 1997, the District Court issued an order certifying the class for settlement purposes only and approving the amended Class Action Settlement as fair to Class Members. In July 1998, this order was affirmed on appeal by the U.S. Court of Appeals for the Third circuit, although the issue of class counsel's fees was sent back to the District court for review. In January 1999, the U.S. Supreme Court denied a writ of certiorari filed by certain Class Members objecting to the Class Settlement. The approval of the settlement is now final and unappealable, although the District Court has retained jurisdiction over the administration, execution, enforcement and interpretation of the settlement.

The Remediation Program offered two alternative forms of relief: participation in the ADR process or Basic Claim Relief. The ADR process was designed to permit policyholders who believe they were misled regarding the sale of their policies to submit claims for relief through a no-cost dispute resolution process with certain specified safeguards to protect policyholders. The ADR process has provided individual review of each claim with remedies tailored to the type of claim and the available evidence concerning the claim, including any evidence of document destruction by us. Remedies under the ADR process have included, among other things: return of policy values improperly used; cancellation of an unwanted policy and refund of some or all premiums paid including interest; agreement that the policyholder need not make future payments for some or all premiums due; or issuance of a substitute product. The ADR process does not guarantee that there will be a determination in the policyholder's favor providing for any relief or remedy. Basic Claim Relief has provided a choice of specified remedies without a claim or showing that any improper sales practices occurred. The Basic Claim Relief options have included preferred rate premium loans and annuities, mutual fund shares or life insurance policies with certain benefits or values that we will enhance.

Pursuant to the Class Action Settlement and the State Settlements, beginning in February 1997, Remediation Program packages were mailed to Class Members (i.e., the owners of the 10.7 million Covered Policies, other than Opt-Out Policyholders) informing them of their options under the Remediation Program. The owners of approximately 1.16 million Covered Policies indicated an intent to file an ADR claim and were provided an ADR claim form for completion and submission. The ADR process generally has required that individual claim forms and files be reviewed by Prudential and by one or more independent claim evaluators. Approximately 649,000 claim forms were completed and returned by policyholders and virtually all decision letters had been mailed to claimants as of February 28, 1999. In many instances, claimants have the right to "appeal" the decision to an independent reviewer. We believe that the bulk of such appeals will be resolved in 1999. The owners of approximately 503,000 policies indicated an interest in a Basic Claim Relief Remedy.

In a related matter, the NASD examined our individual life insurance broker-dealer's (Pruco Securities Corporation) sales practices with respect to SEC-registered variable life insurance products sold in the United States from 1983 through 1995, as well as the public. In July 1999, Pruco Securities Corporation entered into a settlement agreement with the NASD that included findings by the NASD of improper sales practices affecting the sale of some of our variable life products similar to those cited by the Task Force and inadequate supervision. This settlement agreement censured Pruco Securities, required the retention of an independent consultant to review Pruco Securities' policies and procedures relevant to the NASD's findings, and levied a $20 million fine. This settlement did not change the Remediation Program or add to our obligations to claimants in the Remediation Program or other policyholders.

On September 2, 1999, the Insurance Department of the State of New York formally adopted a Report of Examination based on the Department's review, for the years 1996 and 1997, of Prudential's individual life insurance sales practices controls and various company recordkeeping, reporting and filing requirements. Significantly, the examination report did not identify problems with sales practices controls or the steps taken to implement the recommendations contained in the Task Force Report described above. However, the examiners did cite violations relating to some of Prudential's advertisements and advertising files, the use of unfiled policy forms in what is now a discontinued line of business, various problems related to the back-office maintenance of new business and complaint files, and the inability to produce all requested documents and data in a timely manner. The Department also concluded that Prudential failed to adequately facilitate its examination. These matters were resolved by entry of a Stipulation in which Prudential agreed to pay a fine of $1.5 million and agreed that the Auditing Committee of its Board of Directors would provide semi-annual reports for a three year period to the New York Department describing the status of steps taken to remedy the issues cited in the Report of Examination.

We remain subject to oversight and review by insurance regulators and other regulatory authorities with respect to our sales practices and the conduct of the Remediation Program. The releases granted by the state insurance regulatory authorities pursuant to the State Settlements do not become final until the Remediation Program has been completed without any material changes to which those regulators have not agreed. The Class Action Settlement does not cover: policies other than individual permanent life insurance policies issued in the United States; any type of policy issued prior to 1982 or after 1995; the Opt-Out Policyholders, some of whom are proceeding with their own individual or putative class actions; and individual actions not barred by the Class Action Settlement. Prudential agreed to indemnify Pruco Life of New Jersey for losses, if any, resulting from claims arising from sales practice violations that occurred between 1982 and 1995. No other litigation is being brought against Pruco Life of New Jersey that would have a material effect on its financial position.

In 1996, Prudential established a reserve to cover the cost of remedying policyholder claims of $410 million, as agreed to in the Class Action Settlement. Prudential had no better information available at that time upon which to make a reasonable estimate of losses. Prudential also incurred charges or reserves to cover administrative costs related to the ADR process, regulatory fines, penalties and related payments, litigation costs and settlements, and other fees and expenses associated with the resolution of sales practices issues ("Additional Sales Practices Costs") aggregating $715 million. In 1997, based on additional information derived from claim sampling techniques, the terms of the settlement and the number of claim forms received, management increased the estimated liability for the cost of remedying policyholder claims in the ADR process by $1.64 billion before taxes to approximately $2.05 billion before taxes, of which $1.80 billion was funded in a settlement trust. Prudential also incurred charges or additional reserves to cover Additional Sales Practices Costs aggregating $390 million. Prudential expressly noted that additional cost items were anticipated that could not be fully evaluated at that time. In 1998, based on estimates derived from an analysis of claims actually remedied (including interest) and a sample of claims still to be remedied (both estimates included the additional liability associated with the results of the investigation by the independent expert regarding the impact of document destruction on the ADR program) and an estimate of additional liabilities associated with a claimant's right to "appeal" the decision, the estimated liability was increased for the cost of ADR remedies by $510 million before taxes to a total of $2.56 billion before taxes, all of which has been funded in the settlement trust. Prudential also incurred charges or established additional reserves to cover Additional Sales Practices Costs aggregating $640 million.

While Prudential believes it has adequately reserved in all material respects based on information currently available, the ultimate amount of the total cost of remedying policyholder claims and related costs is dependent on complex and varying factors, including the relief options to be chosen by claimants, the dollar value of those options, and the number and type of claims that may successfully be appealed. As with any litigation, the litigation by Opt-Out Policyholders and the Individual Actions are subject to many uncertainties, and, given the complexity and scope of these suits, their outcome cannot be predicted with precision.

YEAR 2000 COMPLIANCE
(TO BE UPDATED PRIOR TO BECOMING EFFECTIVE)

The services provided to you as a purchaser of a Cornerstone Survivorship Contract depend on the smooth functioning of numerous computer systems. Many computer systems in use today are programmed to recognize only the last two digits of a date as the year. As a result, any systems using this kind of programming can not distinguish a date using "00" and may treat it as "1900" instead of "2000." This problem may impact computer systems that store business information, but it could also affect other equipment used in our business like telephone, fax machines and elevators. If this problem is not corrected, the "Year 2000" issue could affect the accuracy and integrity of business records. Prudential's regular business operations could be interrupted as well as those
                                                              --
of other companies that deal with us.

In addition, the operations of the mutual funds associated with the Cornerstone Survivorship Contract could experience problems resulting from the Year 2000 issue. Please refer to the respective mutual fund's prospectus for information regarding their approach to Year 2000 concerns. The following describes Prudential's effort to address Year 2000 concerns.

To address this potential problem, Prudential, as the parent company of Pruco Life of New Jersey, organized its Year 2000 efforts around the following three areas:

 .  BUSINESS SYSTEMS - Computer programs directly used to support our business;
   ----------------
 .  INFRASTRUCTURE - Computers and other business equipment like telephones and
   --------------
   fax machines; and
 .  BUSINESS PARTNERS - Year 2000 readiness of essential business partners.
   -----------------

BUSINESS SYSTEMS.  The business systems component includes a wide range of
-----------------
computer programs that directly support Prudential's business operations including systems for: insurance product processing, securities trading, personnel record keeping and general accounting systems. All business systems were analyzed to determine whether each computer program with a Year 2000 problem should be retired, replaced or renovated. The majority of this work has been completed. A few remaining programs are currently being tested and completion of this process is expected by June 1999.

INFRASTRUCTURE.  As with business applications, we established a specific
---------------
methodology and process for addressing infrastructure issues. The infrastructure effort includes mainframe computer system hardware and operating system software, mid-range systems and servers, telecommunications equipment and systems, buildings and facilities systems, personal computers, and vendor hardware and software. Other than desktop systems, substantially all other infrastructure systems have been tested. Presently a small number of midrange computers, and building and facility systems are still in the testing phase. We expect to have the infrastructure implementation process completed by June 1999.

BUSINESS PARTNERS.  Prudential recognizes the importance of determining the Year
------------------
2000 readiness of external business relationships especially those that involve electronic data transfer products and services, and products that impact our essential business processes. Prudential first classified each business partner as "highly critical" or "less critical" to our business and then began to develop risk assessment and contingency plans to address the potential that a business partner could experience a Year 2000 failure. All highly critical business partner relationships have been assessed and contingency planning is completed. Risk assessment and contingency planning continues for less critical business partners, and the target completion date for these relationships is June 1999.

Prudential believes that the Business Systems, Infrastructure and Business Partners components of the Year 2000 project are substantially on schedule. A small number of the projects may not meet their targeted completion date. However, Prudential expects that these projects will be completed by September, 1999. If there are any delays, they should not have a significant impact on the timing of the project as a whole.

THE COST OF YEAR 2000 READINESS

Prudential is funding the Year 2000 program from internal operating budgets, and estimates that its total costs to address the Year 2000 issue will total approximately $220 million. Because these expenses were part of the operating budget, they did not impact the management of Cornerstone Survivorship Contracts. During the course of the Year 2000 program, some optional computer projects have been delayed, but these delays have not had any material effect on Cornerstone Survivorship Contracts.

YEAR 2000 RISKS AND CONTINGENCY PLANNING

Prudential believes that it is well positioned to lessen the impact of the Year 2000 problem. However, given the nature of this issue, we can not be 100% certain that we are completely prepared, particularly because we can not be certain of Year 2000 readiness of third parties. As a result, we are unable to determine at this time whether the consequences of Year 2000 failures may have a material adverse effect on the results of Prudential's operations, liquidity or financial condition. In the worst case, it is possible that a Year 2000 technology failure, whether internal or external, could have a material impact on Prudential's results of operations, liquidity, or financial position. If Prudential is unable to address the Year 2000 problem, we may have difficulty in responding to your incoming phone calls, calculating your unit values or processing withdrawals and purchase payments. It is also possible that the mutual funds associated with the Cornerstone Survivorship Contract will be unable to value their securities, in turn creating difficulties in purchasing or selling shares of the respective mutual fund and calculating corresponding unit asset values. The objective of Prudential's Year 2000 program has been to reduce these risks as much as possible.

Most of the operations of the Cornerstone Survivorship Contract involve such a large number of individual transactions that they can only be handled with the help of computers. As a result, our current contingency plans include responses to the failure of specific business programs or infrastructure components. However, our contingency responses are now being reviewed and we expect to finalize them by June, 1999 to ensure that they are workable under the special conditions of a Year 2000 failure. Prudential believes that with the completion of its Year 2000 program as scheduled, the possibility of significant interruptions of normal operations will be reduced.

ADDITIONAL INFORMATION

Pruco Life of New Jersey has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all of the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

Further information may also be obtained from Pruco Life of New Jersey. The address and telephone number are set forth on the inside front cover of this prospectus.

FINANCIAL STATEMENTS

The financial statements of the Account should be distinguished from the financial statements of Pruco Life of New Jersey, which should be considered only as bearing upon the ability of Pruco Life of New Jersey to meet its obligations under the Contracts.

                            DIRECTORS AND OFFICERS


The directors and major officers of Pruco Life of New Jersey, listed with their principal occupations during the past five years, are shown below.

                     DIRECTORS OF PRUCO LIFE OF NEW JERSEY

JAMES J. AVERY, JR., CHAIRMAN AND DIRECTOR. -- Senior Vice President and Chief Actuary, Prudential Individual Insurance Group since 1997; 1995 to 1997:
President of Prudential Select; Prior to 1995: Chief Operating Officer of Prudential Select.

WILLIAM M. BETHKE, DIRECTOR. -- Chief Investment Officer since 1997; Prior to 1997: President, Prudential Capital Markets Group.

IRA J. KLEINMAN, DIRECTOR. -- Executive Vice President, Prudential International Insurance Group since 1997; 1995 to 1997: Chief Marketing and Product Development Officer, Prudential Individual Insurance Group; Prior to 1995:
President, Prudential Select.

ESTHER H. MILNES, PRESIDENT AND DIRECTOR. -- Vice President and Actuary, Prudential Individual Insurance Group since 1996; Prior to 1996: Senior Vice President and Chief Actuary, Prudential Insurance and Financial Services.

I. EDWARD PRICE, VICE CHAIRMAN AND DIRECTOR. -- Senior Vice President and Actuary, Prudential Individual Insurance Group since 1995; Prior to 1995: Chief Executive Officer, Prudential International Insurance.

                        OFFICERS WHO ARE NOT DIRECTORS

C. EDWARD CHAPLIN, TREASURER. -- Vice President and Treasurer of Prudential since 1995; Prior to 1995: Managing Director and Assistant Treasurer of Prudential.

JAMES C. DROZANOWSKI, SENIOR VICE PRESIDENT. -- Vice President and Operations Executive, Prudential Individual Insurance Group since 1996; 1995 to 1996:
President and Chief Executive Officer of Chase Manhattan Bank; Prior to 1995:
Vice President, North America Customer Services, Chase Manhattan Bank.

CLIFFORD E. KIRSCH, CHIEF LEGAL OFFICER AND SECRETARY. -- Chief Counsel, Variable Products, Law Department of Prudential since 1995; Prior to 1995:
Associate General Counsel with Paine Webber.

FRANK P. MARINO, SENIOR VICE PRESIDENT. -- Vice President, Policyowner Relations Department, Prudential Individual Insurance Group since 1996; Prior to 1996:
Senior Vice President, Prudential Mutual Fund Services.

EDWARD A. MINOGUE, SENIOR VICE PRESIDENT. -- Vice President, Annuity Services, Prudential Investments since 1997; Prior to 1997: Director, Merrill Lynch.

IMANTS SAKSONS, SENIOR VICE PRESIDENT. -- Vice President, Compliance, Prudential Individual Financial Services since 1998; Prior to 1998: Vice President, Market Conduct, U.S. Operations, Manulife Financial.

SHIRLEY H. SHAO, SENIOR VICE PRESIDENT AND CHIEF ACTUARY. -- Vice President and Associate Actuary, Prudential.

DENNIS G. SULLIVAN, VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER. -- Vice President and Deputy Controller, Prudential since 1998; 1997 to 1998, Vice President and Controller, ContiFinancial Corporation; Prior to 1997, Director, Saloman Brothers.

The business address of all directors and officers of Pruco Life of New Jersey is 213 Washington Street, Newark, New Jersey 07102-2992.

Pruco Life of New Jersey directors and officers are elected annually.

     Cornerstone Survivorship
     Variable Universal
     Life Insurance

     Cornerstone Survivorship is issued by Pruco Life
     Insurance Company of New Jersey, 213 Washington
     Street, Newark, NJ 07102-2992 and offered through
     Pruco Securities Corporation, 751 Broad Street, Newark,
     NJ 07102-3777, both subsidiaries of The Prudential
     Insurance Company of America, 751 Broad Street,
     Newark, NJ 07102-3777.


[LOGO] PRUDENTIAL

     Pruco Life Insurance Company of New Jersey
     213 Washington Street, Newark, NJ 07102-2992
     Telephone: 800 782-5356

     CSVUL-2 Ed. 5/2000

                                    PART II

                               OTHER INFORMATION

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                    REPRESENTATION WITH RESPECT TO CHARGES

Pruco Life Insurance Company of New Jersey represents that the fees and charges deducted under the Survivorship Variable Universal Life Insurance Contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life Insurance Company of New Jersey.

                  UNDERTAKING WITH RESPECT TO INDEMNIFICATION

The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

New Jersey, being the state or organization of Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in
Section 14A:3-5 of the New Jersey Statutes Annotated. The text of Pruco Life of New Jersey's By-law, Article V, which relates to indemnification of officers and directors, is filed as Exhibit 1.A.(6)(c) to Form S-6, Registration No. 333-85117, filed on August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:
-------------------------------------------------------------------------

The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consisting of 48 pages.

The undertaking to file reports.

The representation with respect to charges.

The undertaking with respect to indemnification.

The signatures.

Written consents of the following persons:

     None.

The following exhibits:
-----------------------

  1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-B-2:

     A.   (1)  (a)  Resolution of Board of Directors of Pruco establishing the
                    Pruco Life of New Jersey Life Insurance Company of New Jersey Variable Appreciable Account. (Note 7)
               (b)  Amendment of Separate Account Resolution.  (Note 1)
          (2)  Not Applicable.
          (3)  Distributing Contracts:
               (a) Distribution Agreement between Pruco Securities Corporation and Pruco Life Insurance Company of New Jersey. (Note 7)
               (b) Proposed form of Agreement between Pruco Securities Corporation and independent brokers with respect to the Sale of the Contracts. (Note 9)
               (c)  Schedules of Sales Commissions.  (Note 10)
               (d)  Participation Agreements and Amendments:
                    (i)    (a)  AIM Variable Insurance Funds, Inc., AIM V.I.
                                Value Fund. (Note 9)
                           (b) Amendment to the AIM Variable Insurance Funds, (Note 10) Inc. Participation Agreement.
                    (ii)   (a)  American Century Variable Portfolios, Inc., VP
                                Value Portfolio.  (Note 9)
                           (b) Amendment to the American Century Variable Participation Agreement. (Note 10) Insurance Funds, Inc.
                    (iii)  (a)  Janus Aspen Series, Growth Portfolio.  (Note 9)
                           (b)  Amendment to the Janus Aspen Series
                                Participation Agreement. (Note 10)
                    (iv)   (a)  MFS Variable Insurance Trust, Emerging Growth
                                Series. (Note 9)
                           (b) Amendment to the MFS Variable Insurance Trust Participation Agreement. (Note 10)
                    (v)    (a)  T. Rowe Price International Series, Inc.,
                                International Stock Portfolio.  (Note 9)
                           (b) Amendment to the T. Rowe Price International Agreement. (Note 10) Series, Inc. Participation
                    (vi)   (a)  Templeton Variable Products Series, Franklin
                                Small Cap Investments Fund - Class 2.  (Note 1)
                           (b) Amendment to the Templeton Variable Products Series Participation Agreement. (Note 10)
          (4)  Not Applicable.

          (5) Survivorship Variable Universal Life Insurance Contract.  (Note 1)
          (6) (a) Articles of Incorporation of Pruco Life Insurance Company of New Jersey, as amended March 11, 1983. (Note 7)
               (b) Certificate of Amendment of the Articles of Incorporation of Pruco Life Insurance Company of New Jersey, February 12, 1998. (Note 8)
               (c) By-laws of Pruco Life Insurance Company of New Jersey, as amended August 4, 1999. (Note 9)
          (7)  Not Applicable.
          (8)  Not Applicable.
          (9)  Not Applicable.
          (10) (a) New Jersey Application Form for Survivorship Variable Universal Life Insurance Contract. (Note 9)
               (b) Supplement to the Application for Survivorship Variable Universal Life Insurance Contract. (Note 9)
          (11) Not Applicable.
          (12) Memorandum describing Pruco Life Insurance Company of New Jersey's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii). (Note 1)
          (13) Available Contract Riders and Endorsements.
               (a) Rider for Term Insurance Benefit on Life of Second Insured to Die. (Note 10)
               (b)  Option to Exchange for Separate Contracts.  (Note 10)

  2. See Exhibit 1.A.(5).

  3. Opinion and Consent of Clifford E. Kirsch, Esq., as to the legality of the securities being registered. (Note 10)

  4. None.

  5. Not Applicable.

  6. Opinion and Consent of Ching-Meei Chang, FSA, MAAA, as to actuarial matters pertaining to the securities being registered. (Note 10)

  7. Powers of Attorney.
     (a) William M. Bethke, Ira J. Kleinman, Esther H. Milnes, I. Edward Price (Note 4)
     (b)  James J. Avery, Jr.  (Note 6)
     (c)  Dennis G. Sullivan  (Note 8)

(Note 1)  Filed herewith.
(Note 2)  Incorporated by reference to Post-Effective Amendment No. 24 to
          Form S-6, Registration No. 2-81243, filed April 29, 1997 on behalf of the Pruco Life of New Jersey Variable Insurance Account.
(Note 3) Incorporated by reference to Form 10-Q, Registration No. 333-18053, filed August 15, 1997 on behalf of the Pruco Life Insurance Company of New Jersey.
(Note 4) Incorporated by reference to Form N-4, Registration No. 333-18117, filed December 18, 1996 on behalf of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account.
(Note 5) Incorporated by reference to Post-Effective filed April 25, 1996 on behalf of the Pruco Amendment No. 25 to Form S-6, Registration No. Life of New Jersey Variable Appreciable 2-89780, Account.
(Note 6)  Incorporated by reference to Post-Effective Amendment No. 10 to
          Form S-1, Registration No. 33-20018, filed April 9, 1998 on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(Note 7)  Incorporated by reference to Post-Effective Amendment No. 26 to
          Form S-6, Registration No. 2-89780, filed April 28, 1997 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 8) Incorporated by reference to Post-Effective Amendment No. 12 for Form S-1, Registration No. 33-20018, filed on April 19, 1999 on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.
(Note 9) Incorporated by reference to Form S-6, Registration No. 333-85117, filed on August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.
(Note 10) To be filed by Pre-Effective Amendment.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, the Pruco Life of New Jersey Variable Appreciable Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 5th day of January, 2000.

(Seal)         PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT
                                     (Registrant)

                   By: PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                                     (Depositor)

Attest:  /s/ Thomas C. Castano          By: /s/ Esther H. Milnes
         ----------------------------       --------------------------------
         Thomas C. Castano                  Esther H. Milnes
         Assistant Secretary                President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on this 5th day of January, 2000.

            SIGNATURE AND TITLE
            -------------------

/s/ *
-------------------------------------
Esther H. Milnes
President and Director

/s/ *
-------------------------------------
Dennis G. Sullivan
Vice President and Chief Accounting
Officer

/s/ *
-------------------------------------
James J. Avery, Jr.
Director

/s/ *                                   *By:  /s/ Thomas C. Castano
--------------------------------------        -------------------------------
William M. Bethke                             Thomas C. Castano
Director                                      (Attorney-in-Fact)

/s/*
--------------------------------------
Ira J. Kleinman
Director

/s/ *
--------------------------------------
I. Edward Price
Director

                                 EXHIBIT INDEX

       1.A.(1)(b)   Amendment of Separate Account Resolution.

1.A.(3)(d)(vi)(a)   Participation Agreement for Templeton Variable Products
                    Series, Franklin Small Cap Investments Fund - Class 2.

          1.A.(5)   Survivorship Variable Universal Life Contract.

         1.A.(12) Memorandum describing Pruco Life Insurance Company of New Jersey's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii).